SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	7
Statement of Cash Flows (Indirect Method)	8
Statement of Changes in Equity
01/01/2022 to 09/30/2022	10
01/01/2021 to 09/30/2021	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Quarterly Information	23
Comments on the Company’s Projections	73
Other Information Deemed as Relevant by the Company	74
Reports and Statements
Unqualified Reports on Special Review	76
Executive Officers’ Statement on the Financial Statements	77
Executive Accounting	78

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Unit)	09/30/2022
Paid-in Capital
Common	683,509,689
Preferred	0
Total	683,509,689
Treasury Shares
Common	0
Preferred	0
Total	0

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2022	12/31/2021
1	Total Assets	55,994,109	53,165,485
1.01	Current Assets	7,138,423	6,502,998
1.01.01	Cash and Cash Equivalents	1,788,758	717,929
1.01.02	Financial Investments	1,631,894	2,433,385
1.01.02.03	Financial Investments Valued at Amortized Cost	1,631,894	2,433,385
1.01.03	Accounts Receivable	3,334,131	2,868,734
1.01.03.01	Trade Receivables	3,118,249	2,695,077
1.01.03.02	Other Receivables	215,882	173,657
1.01.03.02.01	Related-Party Balances	215,882	173,657
1.01.04	Inventories	120,059	113,506
1.01.06	Recoverable Taxes	151,712	276,104
1.01.06.01	Current Recoverable Taxes	151,712	276,104
1.01.08	Other Current Assets	111,869	93,340
1.01.08.03	Other	111,869	93,340
1.01.08.03.01	Restricted Cash	37,661	28,467
1.01.08.03.20	Other Assets	74,208	64,873
1.02	Noncurrent Assets	48,855,686	46,662,487
1.02.01	Long-Term Assets	10,333,735	9,741,933
1.02.01.04	Accounts Receivable	278,251	223,234
1.02.01.04.01	Trade Receivables	278,251	223,234
1.02.01.09	Receivables from Related Parties	947,432	644,895
1.02.01.09.03	Receivables from Controlling Shareholders	947,432	644,895
1.02.01.10	Other Noncurrent Assets	9,108,052	8,873,804
1.02.01.10.04	Escrow Deposits	139,648	141,667
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	15,443	20,666
1.02.01.10.06	Contract Asset	8,788,122	8,550,102
1.02.01.10.20	Other Assets	164,839	161,369
1.02.02	Investments	139,023	125,563
1.02.02.01	Equity Interest	92,933	79,437
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	86,834	73,338
1.02.02.01.04	Other Investments	6,099	6,099
1.02.02.02	Investment Properties	46,090	46,126
1.02.03	Property, Plant and Equipment	302,246	291,157
1.02.04	Intangible Assets	38,080,682	36,503,834
1.02.04.01	Intangible Assets	38,080,682	36,503,834
1.02.04.01.01	Concession Agreements	1,119,878	1,172,498
1.02.04.01.02	Program Contracts	19,193,778	18,469,978
1.02.04.01.03	Service Contracts	17,068,992	16,158,771
1.02.04.01.04	Software License of Use	605,605	598,734
1.02.04.01.05	Right of Use	92,429	103,853

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2022	12/31/2021
2	Total Liabilities	55,994,109	53,165,485
2.01	Current Liabilities	4,836,659	5,092,927
2.01.01	Labor Liabilities and Pension Plan Obligations	526,851	426,616
2.01.01.01	Pension Plan Obligations	35,327	53,506
2.01.01.02	Labor Liabilities	491,524	373,110
2.01.02	Suppliers	289,126	236,763
2.01.02.01	Domestic Suppliers	289,126	236,763
2.01.03	Tax Liabilities	283,342	257,130
2.01.03.01	Federal Tax Liabilities	275,487	248,251
2.01.03.01.01	Income Tax and Social Contribution Payable	62,231	0
2.01.03.01.02	Pis-Pasep and Cofins Payable	126,447	111,963
2.01.03.01.03	INSS (Social Security Contribution) Payable	43,229	39,902
2.01.03.01.20	Other Federal Taxes	43,580	96,386
2.01.03.03	Municipal Tax Liabilities	7,855	8,879
2.01.04	Borrowings and Financing	1,787,602	1,830,617
2.01.04.01	Borrowings and Financing	1,231,413	1,128,253
2.01.04.01.01	In Local Currency	931,828	769,136
2.01.04.01.02	In Foreign Currency	299,585	359,117
2.01.04.02	Debentures	438,002	596,418
2.01.04.03	Financing through Lease	118,187	105,946
2.01.05	Other Liabilities	1,307,461	1,531,980
2.01.05.01	Payables to Related Parties	2,121	931
2.01.05.01.03	Payables to Controlling Shareholders	2,121	931
2.01.05.02	Other	1,305,340	1,531,049
2.01.05.02.01	Dividends and Interest on Capital Payable	424	548,006
2.01.05.02.04	Services Payable	587,189	469,027
2.01.05.02.05	Refundable Amounts	30,775	31,687
2.01.05.02.06	Program Contract Commitments	99,620	77,652
2.01.05.02.07	Public-Private Partnership - PPP	167,498	142,757
2.01.05.02.09	Indemnities	9,052	6,975
2.01.05.02.20	Other Liabilities	410,782	254,945
2.01.06	Provisions	642,277	809,821
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	251,343	218,137
2.01.06.01.01	Tax Provisions	34,095	29,525
2.01.06.01.02	Labor Liabilities and Pension Plan Obligations	119,839	105,806
2.01.06.01.04	Civil Provisions	97,409	82,806
2.01.06.02	Other Provisions	390,934	591,684
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	15,112	20,223
2.01.06.02.04	Provisions for Customers	144,164	154,984
2.01.06.02.05	Provisions for Suppliers	231,658	416,477
2.02	Noncurrent Liabilities	23,802,164	23,140,699
2.02.01	Borrowings and Financing	16,990,849	15,893,219
2.02.01.01	Borrowings and Financing	9,114,805	8,739,774
2.02.01.01.01	In Local Currency	6,796,785	5,802,738
2.02.01.01.02	In Foreign Currency	2,318,020	2,937,036
2.02.01.02	Debentures	7,508,782	6,736,111

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2022	12/31/2021
2.02.01.03	Financing through Lease	367,262	417,334
2.02.02	Other Liabilities	5,809,368	6,325,069
2.02.02.02	Other	5,809,368	6,325,069
2.02.02.02.04	Pension Plan Obligations	2,293,271	2,321,662
2.02.02.02.05	Program Contract Commitments	12,003	44,995
2.02.02.02.06	Public-Private Partnership - PPP	2,783,480	2,917,428
2.02.02.02.07	Indemnities	19,359	14,642
2.02.02.02.08	Labor Liabilities	1,453	3,047
2.02.02.02.09	Deferred Cofins/Pasep	160,790	159,456
2.02.02.02.20	Other Liabilities	539,012	863,839
2.02.03	Deferred Taxes	335,952	283,739
2.02.03.01	Deferred Income Tax and Social Contribution	335,952	283,739
2.02.03.01.01	Deferred Income Tax and Social Contribution	335,952	283,739
2.02.04	Provisions	665,995	638,672
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	286,134	263,855
2.02.04.01.01	Tax Provisions	29,561	25,291
2.02.04.01.02	Labor Liabilities and Pension Plan Obligations	248,179	228,292
2.02.04.01.04	Civil Provisions	8,394	10,272
2.02.04.02	Other Provisions	379,861	374,817
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	376,358	311,069
2.02.04.02.04	Provisions for Customers	2,932	2,494
2.02.04.02.05	Provisions for Suppliers	571	61,254
2.03	Equity	27,355,286	24,931,859
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	9,829,855	9,885,485
2.03.04.01	Legal Reserve	1,532,365	1,532,365
2.03.04.08	Additional Dividend Proposed	0	55,631
2.03.04.10	Reserve for Investments	8,297,490	8,297,489
2.03.05	Retained Earnings/Accumulated Losses	2,479,057	0
2.03.06	Equity Valuation Adjustments	46,374	46,374

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		07/01/2022 to 09/30/2022	Year	Previous Year	Year
			01/01/2022 to 09/30/2022	07/01/2021 to 09/30/2021	01/01/2021 to 09/30/2021
3.01	Revenue from Sales and/or Services	5,987,739	16,123,529	5,153,917	14,427,253
3.02	Cost of Sales and/or Services	-3,767,593	-10,415,881	-3,324,800	-9,436,270
3.02.01	Cost of Sales and/or Services	-2,447,695	-7,098,988	-2,165,337	-6,276,603
3.02.02	Construction Costs	-1,319,898	-3,316,893	-1,159,463	-3,159,667
3.03	Gross Profit	2,220,146	5,707,648	1,829,117	4,990,983
3.04	Operating Income/Expenses	-700,441	-2,139,751	-602,016	-1,759,679
3.04.01	Selling Expenses	-369,876	-1,230,614	-315,841	-975,448
3.04.01.01	Selling Expenses	-234,054	-664,166	-197,282	-591,737
3.04.01.02	Allowance for Doubtful Accounts	-135,822	-566,448	-118,559	-383,711
3.04.02	General and Administrative Expenses	-333,719	-928,714	-292,855	-812,904
3.04.04	Other Operating Income	22,115	45,985	19,717	39,467
3.04.04.01	Other Operating Income	24,362	50,704	26,422	54,357
3.04.04.02	Cofins and Pasep	-2,247	-4,719	-6,705	-14,890
3.04.05	Other Operating Expenses	-24,902	-43,856	-17,031	-27,003
3.04.06	Equity Accounting	5,941	17,448	3,994	16,209
3.05	Income before Financial Result and Taxes	1,519,705	3,567,897	1,227,101	3,231,304
3.06	Financial Result	118,508	134,257	-520,624	-626,181
3.06.01	Financial Income	496,042	925,214	138,217	343,226
3.06.01.01	Financial Income	526,935	976,419	144,572	360,006
3.06.01.02	Exchange Gains	-147	443	697	290
3.06.01.03	Cofins and Pasep	-30,746	-51,648	-7,052	-17,070
3.06.02	Financial Expenses	-377,534	-790,957	-658,841	-969,407
3.06.02.01	Financial Expenses	-404,793	-1,347,537	-406,155	-1,021,458
3.06.02.02	Exchange Losses	27,259	556,580	-252,686	52,051
3.07	Earnings before Income Tax	1,638,213	3,702,154	706,477	2,605,123
3.08	Income Tax and Social Contribution	-557,153	-1,223,097	-237,946	-866,682
3.08.01	Current	-501,204	-1,170,884	-262,037	-919,739
3.08.02	Deferred	-55,949	-52,213	24,091	53,057

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		07/01/2022 to 09/30/2022	Year	Previous Year	Year
			01/01/2022 to 09/30/2022	07/01/2021 to 09/30/2021	01/01/2021 to 09/30/2021
3.09	Net Result from Continued Operations	1,081,060	2,479,057	468,531	1,738,441
3.11	Profit/Loss for the Period	1,081,060	2,479,057	468,531	1,738,441
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.58163	3.62695	0.68548	2.54341
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.58163	3.62695	0.68548	2.54341

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		07/01/2022 to 09/30/2022	Year	Previous Year	Year
			01/01/2022 to 09/30/2022	07/01/2021 to 09/30/2021	01/01/2021 to 09/30/2021
4.01	Net Income for the Period	1,081,060	2,479,057	468,531	1,738,441
4.03	Comprehensive Income for the Period	1,081,060	2,479,057	468,531	1,738,441

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 09/30/2022	01/01/2021 to 09/30/2021
6.01	Net Cash from Operating Activities	2,569,167	3,247,848
6.01.01	Cash from Operations	6,712,386	5,669,046
6.01.01.01	Earnings before Income Tax and Social Contribution	3,702,154	2,605,123
6.01.01.02	Provision and Inflation Adjustments on Provisions	282,463	218,521
6.01.01.04	Finance Charges from Customers	-247,355	-274,274
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets, and Investment Properties Written-off	23,652	9,940
6.01.01.06	Depreciation and Amortization	1,801,622	1,660,020
6.01.01.07	Interest on Borrowings and Financing Payable	776,535	478,061
6.01.01.08	Monetary and Exchange Variations on Borrowings and Financing	-409,109	95,341
6.01.01.09	Interest and Monetary Variation Losses	18,484	27,990
6.01.01.10	Interest and Monetary Variation Gains	-394,968	-72,348
6.01.01.11	Allowance for Doubtful Accounts	566,448	383,711
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	-1,238	3,134
6.01.01.13	Equity Accounting	-17,448	-16,209
6.01.01.14	Interest and Inflation Adjustment (Public-Private Partnership)	366,890	344,282
6.01.01.15	Other Adjustments	11,397	-1,395
6.01.01.16	Transfer - São Paulo Municipal Government	167,655	143,725
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Agreements	-76,289	-72,672
6.01.01.18	Pension Plan Obligations	141,493	136,096
6.01.02	Changes in Assets and Liabilities	-1,938,502	-918,886
6.01.02.01	Other Assets	-483,163	-412,159
6.01.02.02	Related-Party Balances and Transactions	-311,635	-1,944
6.01.02.03	Inventories	-6,553	-1,126
6.01.02.04	Recoverable Taxes	124,392	-940,923
6.01.02.05	Other Receivables	-3,630	16,436
6.01.02.06	Escrow Deposits	17,907	36,510
6.01.02.08	Trade Payables and Contractors	-224,046	-242,335
6.01.02.09	Labor Liabilities and Pension Plan Obligations	101,473	63,173
6.01.02.10	Pension Plan Obligations	-169,884	-153,899
6.01.02.11	Taxes and Contributions Payable	-85,843	940,857
6.01.02.12	Services Payable	-49,493	-68,265
6.01.02.13	Other Liabilities	-426,677	-47,349
6.01.02.14	Provisions	-422,684	-111,674
6.01.02.15	Deferred Cofins/Pasep	1,334	3,812
6.01.03	Other	-2,204,717	-1,502,312
6.01.03.01	Interest Paid	-1,145,888	-556,877
6.01.03.02	Income Tax and Social Contribution Paid	-1,058,829	-945,435
6.02	Net Cash from Investing Activities	-1,723,972	-811,539
6.02.01	Acquisition of Contract Assets and Intangible Assets	-2,507,631	-2,477,227
6.02.02	Acquisition of Property, Plant and Equipment	-40,472	-27,366
6.02.04	Restricted Cash	-9,194	8,910
6.02.07	Financial Investments	833,325	1,684,144

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 09/30/2022	01/01/2021 to 09/30/2021
6.03	Net Cash from Financing Activities	225,634	-430,682
6.03.01	Funding	2,690,603	1,606,484
6.03.02	Amortization	-1,369,327	-1,285,529
6.03.03	Payment of Interest on Capital	-603,541	-254,218
6.03.04	Public-Private Partnership - PPP	-476,097	-433,969
6.03.05	Program Contract Commitments	-16,004	-63,450
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,070,829	2,005,627
6.05.01	Opening Balance of Cash and Cash Equivalents	717,929	396,401
6.05.02	Closing Balance of Cash and Cash Equivalents	1,788,758	2,402,028

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2022 to 09/30/2022

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.03	Adjusted Opening Balances	15,000,000	0	9,885,485	0	46,374	24,931,859
5.04	Capital Transactions with Partners	0	0	-55,630	0	0	-55,630
5.04.08	Additional Dividends Approved	0	0	-55,630	0	0	-55,630
5.05	Total Comprehensive Income	0	0	0	2,479,057	0	2,479,057
5.05.01	Net Income for the Period	0	0	0	2,479,057	0	2,479,057
5.07	Closing Balances	15,000,000	0	9,829,855	2,479,057	46,374	27,355,286

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2021 to 09/30/2021

(R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.03	Adjusted Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.04	Capital Transactions with Partners	0	0	-26,376	0	0	-26,376
5.04.08	Additional Dividends Approved	0	0	-26,376	0	0	-26,376
5.05	Total Comprehensive Income	0	0	0	1,738,441	0	1,738,441
5.05.01	Net Income for the Period	0	0	0	1,738,441	0	1,738,441
5.07	Closing Balances	15,000,000	0	8,168,330	1,738,441	-401,002	24,505,769

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2022 to 09/30/2022	01/01/2021 to 09/30/2021
7.01	Revenue	16,639,519	15,006,344
7.01.01	Goods, Products and Services Sold	13,762,081	12,103,359
7.01.02	Other Revenue	50,704	54,357
7.01.03	Revenue from Construction of Own Assets	3,393,182	3,232,339
7.01.04	Allowance for/Reversal of Doubtful Accounts	-566,448	-383,711
7.02	Inputs Acquired from Third Parties	-7,306,373	-6,760,496
7.02.01	Costs of Goods, Products and Services Sold	-6,194,022	-5,836,974
7.02.02	Materials, Electricity, Outsourced Services, and Others	-1,068,495	-896,519
7.02.04	Other	-43,856	-27,003
7.03	Gross Value Added	9,333,146	8,245,848
7.04	Retentions	-1,801,622	-1,660,020
7.04.01	Depreciation, Amortization, and Depletion	-1,801,622	-1,660,020
7.05	Net Value Added Produced	7,531,524	6,585,828
7.06	Wealth Received in Transfer	994,310	376,505
7.06.01	Equity Accounting	17,448	16,209
7.06.02	Financial Income	976,862	360,296
7.07	Total Value Added to Distribute	8,525,834	6,962,333
7.08	Value Added Distribution	8,525,834	6,962,333
7.08.01	Personnel	1,958,612	1,781,105
7.08.01.01	Salaries and Wages	1,406,624	1,258,072
7.08.01.02	Benefits	441,724	427,149
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	110,264	95,884
7.08.02	Taxes and Contributions	2,820,420	2,273,545
7.08.02.01	Federal	2,649,229	2,107,248
7.08.02.02	State	123,247	116,849
7.08.02.03	Municipal	47,944	49,448
7.08.03	Value Distributed to Providers of Capital	1,267,745	1,169,242
7.08.03.01	Interest	1,249,743	1,152,647
7.08.03.02	Rentals	18,002	16,595
7.08.04	Value Distributed to Shareholders	2,479,057	1,738,441
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	2,479,057	1,738,441

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Comments on the Company’s Performance

Highlights

The Company recorded a net income of R$ 1,081.1 million in 3Q22, compared to the R$ 468.6 million reported in 3Q21, an increase of R$ 612.5 million (+130.7%).

Adjusted EBITDA totaled R$ 2,136.2 million, up by R$ 346.9 million (+19.4%) over the R$ 1,789.3 million reported in 3Q21.

Revenue from sanitation services

Increase of R$ 727.5 million, impacted by (i) a tariff adjustment of 12.8% since May 2021 2022; (ii) a 1.6% increase in total billed volume; and (iii) a higher average tariff due to the increase in the billed volume in the non-residential category.

Costs, administrative & selling expenses (excluding construction costs)

Growth of R$ 377.3 million, mainly due to the (i) R$ 113.3 million increase in services; (ii) R$ 83.5 million increase with salaries, payroll charges, benefits, and pension plan obligations; and (iii) R$ 67.8 million increase with treatment supplies.

Impacts from the exchange variation

Exchange variation expenses on borrowings and financing fell by R$ 279.9 million, due to the lower appreciation of the U.S. dollar and the depreciation of the Japanese Yen against the Brazilian real in 3Q22, compared to the appreciation reported in 3Q21 for both currencies, as shown in the table below:

	3Q22	3Q21
Foreign currency debt - R$ million	2,617.6	3,242.5
Foreign currency debt as a percentage of total debt	14.0%	18.0%
U.S. variation in the quarter	3.2%	8.7%
Yen variation in the quarter	(3.2%)	8.3%

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Comments on the Company’s Performance

1.	Result for the period

R$ million
			Var.				Var.
	3Q22	3Q21	R$	%	9M22	9M21	R$	%
Revenue from sanitation services	5,012.4	4,284.9	727.5	17.0	13,762.1	12,103.4	1,658.7	13.7
Construction revenue	1,350.2	1,186.1	164.1	13.8	3,393.2	3,232.3	160.9	5.0
COFINS and PASEP/TRCF taxes	(374.9)	(317.1)	(57.8)	18.2	(1,031.7)	(908.4)	(123.3)	13.6
(=) Net operating income	5,987.7	5,153.9	833.8	16.2	16,123.6	14,427.3	1,696.3	11.8
Costs and expenses	(3,151.3)	(2,774.0)	(377.3)	13.6	(9,258.3)	(8,065.0)	(1,193.3)	14.8
Construction costs	(1,319.9)	(1,159.5)	(160.4)	13.8	(3,316.9)	(3,159.7)	(157.2)	5.0
Equity pickup	6.0	4.0	2.0	50.0	17.4	16.2	1.2	7.4
Other operating income (expenses), net	(2.7)	2.7	(5.4)	(200.0)	2.1	12.5	(10.4)	(83.2)
(=) Earnings before financial result, income tax, and social contribution	1,519.8	1,227.1	292.7	23.9	3,567.9	3,231.3	336.6	10.4
Financial result	118.5	(520.6)	639.1	(122.8)	134.3	(626.2)	760.5	(121.4)
(=) Earnings before income tax and social contribution	1,638.3	706.5	931.8	131.9	3,702.2	2,605.1	1,097.1	42.1
Income tax and social contribution	(557.2)	(237.9)	(319.3)	134.2	(1,223.1)	(866.7)	(356.4)	41.1
(=) Net income	1,081.1	468.6	612.5	130.7	2,479.1	1,738.4	740.7	42.6
Earnings per share (R$)*	1.58	0.69			3.63	2.54

(*) Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
			Var.				Var.
	3Q22	3Q21	R$	%	9M22	9M21	R$	%
Net income	1,081.1	468.6	612.5	130.7	2,479.1	1,738.4	740.7	42.6
Income tax and social contribution	557.2	237.9	319.3	134.2	1,223.1	866.7	356.4	41.1
Financial result	(118.5)	520.6	(639.1)	(122.8)	(134.3)	626.2	(760.5)	(121.4)
Other operating income (expenses), net	2.7	(2.7)	5.4	(200.0)	(2.1)	(12.5)	10.4	(83.2)
(=) Adjusted EBIT*	1,522.5	1,224.4	298.1	24.3	3,565.8	3,218.8	347.0	10.8
Depreciation and amortization	613.7	564.9	48.8	8.6	1,801.6	1,660.0	141.6	8.5
(=) Adjusted EBITDA**	2,136.2	1,789.3	346.9	19.4	5,367.4	4,878.8	488.6	10.0
(%) Adjusted EBITDA margin	35.7	34.7			33.3	33.8

* Adjusted EBIT corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

The net operating revenue, which considers construction revenue, totaled R$ 5,987.7 million in 3Q22, up by 16.2% over 3Q21.

Costs and expenses, which consider construction costs, totaled R$ 4,471.2 million, up by 13.7% over 3Q21.

Adjusted EBIT, of R$ 1,522.5 million, increased by 24.3% over the R$ 1,224.4 million recorded in 3Q21.

Adjusted EBITDA, of R$ 2,136.2 million, increased by 19.4% over the R$ 1,789.3 million recorded in 3Q21 (R$ 6,861.3 million in the last 12 months).

The Adjusted EBITDA margin was 35.7% in 3Q22, compared to 34.7% reported in 3Q21 (32.4% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 45.4% in 3Q22, compared to 44.4% in 3Q21 (40.6% in the last 12 months).

The Company recorded a net income of R$ 1,081.1 million in 3Q22, compared to R$ 468.6 million in 3Q21.

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Comments on the Company’s Performance

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 5,012.4 million in 3Q22, an increase of R$ 727.5 million (+17.0%) over the R$ 4,284.9 million recorded in 3Q21.

The main factors that led to the increase were:

•	Average tariff adjustment of 12.8% since May 2022;
•	Higher average tariff due to the increase in the billed volume in the non-residential category; and
•	Increase of 1.6% in the total billed volume.

3.	Construction revenue

Construction revenue increased by R$ 164.1 million (+13.8%), due to higher investments made.

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Comments on the Company’s Performance

4.	Billed volume

The following tables show the water and sewage billed volume, on a quarter-over-quarter and year-over-year basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	3Q22	3Q21	Var. %	3Q22	3Q21	Var. %	3Q22	3Q21	Var. %
Residential	462.3	462.2	-	405.5	400.7	1.2	867.8	862.9	0.6
Commercial	45.5	42.4	7.3	44.2	40.1	10.2	89.7	82.5	8.7
Industrial	8.8	8.5	3.5	9.6	9.5	1.1	18.4	18.0	2.2
Public	11.1	9.8	13.3	10.1	8.6	17.4	21.2	18.4	15.2
Total retail	527.7	522.9	0.9	469.4	458.9	2.3	997.1	981.8	1.6
Wholesale (3)	11.8	12.2	(3.3)	4.9	3.9	25.6	16.7	16.1	3.7
Overall Total	539.5	535.1	0.8	474.3	462.8	2.5	1,013.8	997.9	1.6
	Water			Sewage			Water + Sewage
Category	9M22	9M21	Var. %	9M22	9M21	Var. %	9M22	9M21	Var. %
Residential	1,397.6	1,409.0	(0.8)	1,218.8	1,218.3	-	2,616.4	2,627.3	(0.4)
Commercial	136.5	123.9	10.2	131.8	117.1	12.6	268.3	241.0	11.3
Industrial	25.8	25.6	0.8	28.4	27.3	4.0	54.2	52.9	2.5
Public	32.4	27.0	20.0	28.8	23.8	21.0	61.2	50.8	20.5
Total retail	1,592.3	1,585.5	0.4	1,407.8	1,386.5	1.5	3,000.1	2,972.0	0.9
Wholesale (3)	36.0	37.7	(4.5)	14.9	11.4	30.7	50.9	49.1	3.7
Overall Total	1,628.3	1,623.2	0.3	1,422.7	1,397.9	1.8	3,051.0	3,021.1	1.0
WATER AND SEWAGE BILLED VOLUME(1) PER REGION – million m3
	Water			Sewage			Water + Sewage
Region	3Q22	3Q21	Var. %	3Q22	3Q21	Var. %	3Q22	3Q21	Var. %
Metropolitan	354.9	354.1	0.2	315.7	309.6	2.0	670.6	663.7	1.0
Regional (2)	172.8	168.8	2.4	153.7	149.3	2.9	326.5	318.1	2.6
Total retail	527.7	522.9	0.9	469.4	458.9	2.3	997.1	981.8	1.6
Wholesale (3)	11.8	12.2	(3.3)	4.9	3.9	25.6	16.7	16.1	3.7
Overall Total	539.5	535.1	0.8	474.3	462.8	2.5	1,013.8	997.9	1.6
	Water			Sewage			Water + Sewage
Region	9M22	9M21	Var. %	9M22	9M21	Var. %	9M22	9M21	Var. %
Metropolitan	1,068.6	1,076.6	(0.7)	943.5	939.5	0.4	2,012.1	2,016.1	(0.2)
Regional (2)	523.7	508.9	2.9	464.3	447.0	3.9	988.0	955.9	3.4
Total retail	1,592.3	1,585.5	0.4	1,407.8	1,386.5	1.5	3,000.1	2,972.0	0.9
Wholesale (3)	36.0	37.7	(4.5)	14.9	11.4	30.7	50.9	49.1	3.7
Overall Total	1,628.3	1,623.2	0.3	1,422.7	1,397.9	1.8	3,051.0	3,021.1	1.0

(1) Unaudited by external auditors

(2) Including coastal and interior regions

(3) Wholesale includes volumes of reuse water and non-domestic sewage

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Comments on the Company’s Performance

5.	Costs, administrative & selling expenses, and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 537.7 million in 3Q22 (+13.7%). Excluding construction costs, the increase was R$ 377.3 million (+13.6%).

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue were 74.7% in 3Q22, compared to 76.3% in 3Q21.

R$ million
			Var.				Var.
	3Q22	3Q21	R$	%	9M22	9M21	R$	%
Salaries, payroll charges and benefits, and Pension plan obligations	764.7	681.2	83.5	12.3	2,208.7	1,981.0	227.7	11.5
General supplies	107.8	79.3	28.5	35.9	289.2	225.6	63.6	28.2
Treatment supplies	149.9	82.1	67.8	82.6	439.7	263.4	176.3	66.9
Services	635.3	522.0	113.3	21.7	1,746.8	1,506.1	240.7	16.0
Electricity	359.3	375.0	(15.7)	(4.2)	1,147.4	1,074.5	72.9	6.8
General expenses	361.5	327.4	34.1	10.4	997.3	912.1	85.2	9.3
Tax expenses	23.3	23.5	(0.2)	(0.9)	61.2	58.6	2.6	4.4
Subtotal	2,401.8	2,090.5	311.3	14.9	6,890.3	6,021.3	869.0	14.4
Depreciation and amortization	613.7	564.9	48.8	8.6	1,801.6	1,660.0	141.6	8.5
Allowance for doubtful accounts	135.8	118.6	17.2	14.5	566.4	383.7	182.7	47.6
Subtotal	749.5	683.5	66.0	9.7	2,368.0	2,043.7	324.3	15.9
Costs, administrative & selling expenses	3,151.3	2,774.0	377.3	13.6	9,258.3	8,065.0	1,193.3	14.8
Construction costs	1,319.9	1,159.5	160.4	13.8	3,316.9	3,159.7	157.2	5.0
Costs, adm & selling expenses, and construction costs	4,471.2	3,933.5	537.7	13.7	12,575.2	11,224.7	1,350.5	12.0
% of net revenue	74.7	76.3			78.0	77.8

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 83.5 million increase (+12.3%) recorded in 3Q22 was mainly due to:

•	The average salary adjustment of 12.9% (R$ 68.1 million) in May 2022 and the application of 1% referring to the Career and Salary Plan in February 2022, partially offset by the 2.2% decline in the average number of employees; and
•	Increase in expenses with overtime, of R$ 9.1 million.

General supplies

Increase of R$ 28.5 million (+ 35.9%), mainly due to the:

•	R$ 23.2 million for the maintenance of water and sewage systems, connections, and networks; and
•	R$ 1.1 million with furniture conservation.

Treatment supplies

Increase of R$ 67.8 million (+82.6%), mainly due to higher product prices and higher use of algaecides, coagulants, and disinfectants in several Water Treatment Stations to maintain the quality of raw water.

The prices of several materials used in the treatment process of water and sewage, such as aluminum sulfate, ferric chloride, and aluminum polychloride, were impacted by the international market.

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Comments on the Company’s Performance

Services

Service expenses totaled R$ 635.3 million, an increase of R$ 113.3 million (+21.7%) over the R$ 522.0 million recorded in 3Q21. The main increases were:

•	R$ 21.7 million paid to technical services, mainly IT consulting, maintenance, and support;
•	R$ 21.1 million with paving and replacing of sidewalks;
•	R$ 17.4 million with customer service channels;
•	R$ 15.4 million for the maintenance of water and sewage systems;
•	R$ 10.4 million with the transportation of waste generated in the Water Treatment Stations and Sewage Treatment Stations; and
•	R$ 8.7 million with surveillance.

Electricity

Electricity expenses totaled R$ 359.3 million in 3Q22, an increase of R$ 15.7 million (+4.2%) over the R$ 375.0 million recorded in 3Q21. Of the total, the Free Market Tariffs (ACL) accounted for 54.1% of total expenses in 3Q22 (53.2% in 3Q21) while the Regulated Market Tariffs (ACR) accounted for 45.9% (46.8% in 3Q21).

The main factors that contributed to this variation were:

•	An average decrease of 1.9% in ACL prices (includes Grid Market Tariffs - TUSD), with no significant variation in consumption; and
•	An average decrease of 9.0% in ACR tariffs, with no significant variation in consumption.

Year-over-year, electricity tariffs were impacted, among others, by (i) the red tariff flag in 3Q21; and (ii) the lower tax burden on electricity bills in 3Q22, as a consequence of Supplementary Law 194/2022.

General expenses

Increase of R$ 34.1 million (+10.4%), totaling R$ 361.5 million in 3Q22, compared to the R$ 327.4 million recorded in 3Q21, mainly from the (i) higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 27.1 million; and (ii) higher lawsuit expenses in 3Q22, of R$ 7.3 million.

Expenses with municipal transfers totaled R$ 193.0 million in 3Q22, compared to the R$ 165.9 million reported in 3Q21 (+16.3%), mainly due to higher operating revenue reported in 3Q22.

Depreciation and amortization

The R$ 48.8 million increase (+8.6%) was mainly due to the beginning of operations of intangible assets, totaling R$ 4.8 billion.

Allowance for doubtful accounts

Increase of R$ 17.2 million, from R$ 118.6 million in 3Q21 to R$ 135.8 million in 3Q22, due to higher provisioning arising from the increase in default in 3Q22.

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Comments on the Company’s Performance

6.	Financial result

				R$ million
			Var.
	3Q22	3Q21	R$	%
Financial expenses, net of revenue	(229.7)	(207.5)	(22.2)	10.7
Monetary and exchange variations, net	348.2	(313.1)	661.3	(211.2)
Financial Result	118.5	(520.6)	639.1	(122.8)

Financial expenses, net of revenue

				R$ million
			Var.
	3Q22	3Q21	R$	%
Financial expenses
Interest and charges on domestic borrowings and financing	(271.3)	(167.4)	(103.9)	62.1
Interest and charges on international borrowings and financing	(14.6)	(12.5)	(2.1)	16.8
Other financial expenses	(89.9)	(105.0)	15.1	(14.4)
Total financial expenses	(375.8)	(284.9)	(90.9)	31.9
Financial revenue	146.1	77.4	68.7	88.8
Financial expenses, net of revenue	(229.7)	(207.5)	(22.2)	10.7

The main impacts resulted from:

•	Increase of R$ 103.9 million in interest and charges on domestic borrowings and financing, mainly due to (i) higher interest on debentures, of R$ 68.3 million, from the proceeds of the 29th and 30th issues; and (ii) a rise in the average DI rate (from 7.07% in 3Q21 to 13.47% in 3Q22), which impacted interest on domestic borrowings;
•	Decrease of R$ 15.1 million in other financial expenses, mostly due to higher recognition of interest on lawsuits in 3Q21; and
•	Increase of R$ 68.7 million in financial revenues, mainly on financial investments in 3Q22, as a result of the higher average DI rate.

Monetary and exchange variations, net

				R$ million
			Var.
	3Q22	3Q21	R$	%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	14.7	(52.0)	66.7	(128.3)
Exchange variations on borrowings and financing	27.3	(252.6)	279.9	(110.8)
Other monetary variations	(43.8)	(69.3)	25.5	(36.8)
Total monetary and exchange variations on liabilities	(1.8)	(373.9)	372.1	(99.5)
Monetary and exchange variations on assets	350.0	60.8	289.2	475.7
Monetary and exchange variations, net	348.2	(313.1)	661.3	(211.2)

The effect of net monetary and exchange variations in 3Q22 was R$ 661.3 million, lower than the figure reported in 3Q21, especially due to:

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Comments on the Company’s Performance
•	R$ 66.7 million decrease in monetary variations on borrowings and financing, due to the decrease in the IPCA consumer price index (from 3.02% in 3Q21 to -1.32% in 3Q22);
•	R$ 279.9 million decrease in exchange variations on borrowings and financing, due to the lower appreciation of the U.S. dollar and the depreciation of the Yen against the Real in 3Q22 (3.2% and -3.2%, respectively), when compared to the depreciation recorded in both currencies in 3Q21 (8.7% and 8.3%, respectively);
•	Decrease of R$ 25.5 million in other monetary variations, mainly on lawsuits, of R$ 21.4 million; and
•	Increase of R$ 289.2 million in monetary and exchange variations on assets, mostly due to the recognition of R$ 324.5 million referring to the monetary adjustment on the GESP 2015 agreement in 3Q22, primarily resulting from the judicial order prohibiting the transfer of the reservoirs of the Alto Tietê Production System.

7.	Income tax and social contribution

The R$ 319.3 million increase in 3Q22 was mainly due to:

•	Higher net operating revenue, of R$ 833.8 million;
•	Higher costs and expenses, of R$ 537.7 million;
•	Positive exchange variation, of R$ 279.9 million, from an expense of R$ 252.6 million in 3Q21 to a revenue of R$ 27.3 million in 3Q22; and
•	Monetary adjustment on the GESP Agreement 2015, of R$ 324.5 million.

8.	Indicators

a)	Operating

Information (*)	3Q22	3Q21%
Water connections (1)	10,118	10,152	(0.3)
Sewage connections (1)	8,592	8,627	(0.4)
Population directly served - water (2)	27.9	27.7	0.7
Population directly served - sewage (2)	24.7	24.6	0.4
Number of employees	12,372	12,598	(1.8)

(1) Total connections, active and inactive, in thousand units at the end of the period. Excludes Mauá in 3Q21.

(2) In million inhabitants, at the end of the period. Does not include wholesale.

(*) Unaudited by external auditors

b)	Economic

Economic variables at the close of the quarter (*)	3Q22	3Q21
Amplified Consumer Price Index (1)	-1.32	3.02
National Consumer Price Index (1)	-1.23	3.13
Consumer Price Index (1)	0.40	3.63
Interbank Deposit Certificate (2)	13.47	7.07
U.S. dollar (3)	5.4066	5.4394
Yen (3)	0.03737	0.04878

(1) Accrued in the quarter (%)

(2) Average quarterly rate (%)

(3) Ptax sale rate on the last day

(*) Unaudited by external auditors

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Comments on the Company’s Performance

9.	Borrowings and financing

									R$ thousand
DEBT PROFILE
INSTITUTION	2022	2023	2024	2025	2026	2027	2028 onwards	TOTAL	% of total
Local currency
Debentures	41,619	737,339	1,070,665	1,201,533	1,080,529	1,690,560	2,124,539	7,946,784	42
Brazilian Federal Savings Bank	25,974	98,128	97,639	103,743	110,230	117,111	959,317	1,512,142	8
BNDES	61,662	239,906	233,195	212,964	203,127	190,613	292,531	1,433,998	8
IDB 2202	-	181,349	181,349	181,349	181,349	181,349	1,438,374	2,345,119	12
IDB INVEST	-	37,340	39,550	44,300	106,390	108,728	554,590	890,898	5
IDB INVEST 2022	-	14,100	14,100	38,275	38,431	38,431	322,784	466,121	2
IFC	-	80,000	80,000	80,000	80,000	80,000	350,767	750,767	4
Lease (Concession Agreements, Program Contracts, and Contract Asset) (1)	43,534	46,102	48,454	32,141	32,991	33,717	131,783	368,722	2
Leases (others) (2)	20,295	65,380	17,062	9,223	4,107	660	-	116,727	1
Other	1,531	6,234	2,972	2,739	142	-	-	13,618	0
Interest and other charges	195,350	120,600	-	-	-	-	-	315,950	2
Total in local currency	389,965	1,626,478	1,784,986	1,906,267	1,837,296	2,441,169	6,174,685	16,160,846	86

Foreign currency
IDB	-	55,570	55,570	64,186	17,233	17,233	267,189	476,981	3
IBRD	-	32,870	32,870	32,870	32,870	32,870	227,332	391,682	2
JICA	5,394	160,347	160,347	160,347	160,347	160,347	891,015	1,698,144	9
IDB 1983AB	-	41,311	-	-	-	-	-	41,311	0
Interest and other charges	6,779	2708	-	-	-	-	-	9,487	0
Total in foreign currency	12,173	292,806	248,787	257,403	210,450	210,450	1,385,536	2,617,605	14

TOTAL	402,138	1,919,284	2,033,773	2,163,670	2,047,746	2,651,619	7,560,221	18,778,451	100

(1)	Refers to work contracts signed as Assets Lease;
(2)	Obligations related to leasing agreements, mainly vehicle leases.

Covenants

The table below shows the most restrictive clauses in 3Q22:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

(1)	“Other Onerous Debt” corresponds to the sum of pension plan obligations, healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

As of September 30, 2022, the Company had met the requirements of its borrowings and financing agreements.

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Comments on the Company’s Performance

10.	Investments

Investments totaled R$ 1,430.3 million in 3Q22, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,388.4 million, R$ 24.2 million, and R$ 17.7 million, respectively. Cash disbursed in 3Q22 referring to investments, including from previous periods, totaled R$ 1,030.7 million.

The table below shows investments in 3Q22, broken down by water, sewage, and region:

R$ million
Investments	Water	Sewage	Total
Metropolitan Region	398.4	648.7	1,047.1
Regional Systems	158.0	225.2	383.2
Total	556.4	873.9	1,430.3

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Notes to the Interim Financial Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, as well as supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of September 30, 2022, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 351 of which have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have 40-year term contracts.

The table below shows a summary of the contractual situation of the municipalities served:

	September 30, 2022	December 31, 2021	September 30, 2021

Total municipalities that have already signed contracts	351	342	342
Balance – intangible and contract asset	44,260,083	42,260,091	41,630,815
Percentage of intangible and contract asset	94.43%	93.80%	93.90%
Revenue from sanitation services (excluding construction revenue)	13,128,723	15,490,808	11,512,329
Percentage of revenue from sanitation services (excluding construction revenue)	95.40%	95.01%	95.12%

Municipalities with expired contracts:	1	8	8
Balance – intangible and contract asset	11,592	214,329	215,833
Percentage of intangible and contract asset	0.02%	0.48%	0.49%
Revenue from sanitation services (excluding construction revenue)	10,981	41,194	29,635
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.25%	0.24%

Municipalities with concession agreements due by 2030:	23	25	25
Balance – intangible and contract asset	1,040,458	1,127,920	1,148,688
Percentage of intangible and contract asset	2.22%	2.50%	2.59%
Revenue from sanitation services (excluding construction revenue)	523,277	653,408	471,834
Percentage of revenue from sanitation services (excluding construction revenue)	3.80%	4.01%	3.90%

Municipality of São Paulo:
Percentage of intangible and contract asset	43.02%	43.11%	42.87%
Percentage of revenue from sanitation services (excluding construction revenue)	45.36%	44.45%	45.13%

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

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Notes to the Interim Financial Information

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

Regarding the effects of COVID-19, we emphasize the migration, in 2020, of the billed volume of the public, commercial, and industrial categories that have average tariffs higher than the tariff charged from the residential category. However, since 2021, the billed volume has been resuming for these categories with consequent recovery in the average tariff price.

Expenses with allowance for doubtful accounts are still rising over the same period in 2021, due to the higher delinquency in 2022.

New Legal Sanitation Framework

On July 15, 2020, Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation, was sanctioned. The new law expands competition in the sector by extinguishing program contracts, encourages the region-wise provision of services to promote economies of scale, and provides for strengthening the service regulation.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. The new Law also granted the National Water Agency (ANA) with power to edit reference rules to regulate sanitation services, aiming to standardize the operation of the regulatory agencies and minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

On May 31, 2021, Federal Decree 10,710 was published, regulating article 10-B of Law 11,445/2007, establishing the methodology for proving the economic and financial capacity of public providers of drinking water supply and sewage services, to make it possible the compliance with the universalization goals by 2033. Said Decree determined economic and financial evaluation metrics on service providers to prove their ability to make investments within the intended deadlines and several conditions for current contracts to be considered regular. Any adjustments to them should be made by March 31, 2022, in line with paragraph 1 of article 11-B of the New Legal Framework.

According to the aforementioned Decree, as of December 30, 2021, the Company presented a requirement to the São Paulo State Utility Services Regulatory Agency (ARESESP) containing documents that prove its capacity to maintain the provision of services in the operated area by meeting the goals of universal water and sewage collection and treatment by 2033, defined by the New Legal Framework, attested and certified by the independent auditors. As of March 28, 2022, ARSESP recognized the Company’s economic-financial capacity, under the applicable legislation.

In this new context, the Company understands that it is important to highlight that: i) it has 366 regular contracts that have already been adapted to the provisions of the New Legal Framework, which ensure 99.5% of revenue; ii) it has access to public capital and the private capital market, due to its sound reputation, favoring the maintenance and/or expansion of its operating base and compliance with the universalization of services within the deadline established by the new law; and iii) it has high governance level.

Management expects that the financial funds raised with the gradual recovery of the economic activities, improved water security from the works carried out, generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The quarterly information was approved by the Board of Directors on November 10, 2022.

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Notes to the Interim Financial Information

2	Basis of preparation and presentation of the quarterly information

Presentation of the Quarterly Information

The quarterly information as of September 30, 2022, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR, and is fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Quarterly Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of September 30, 2022, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2021, prepared under the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this quarterly information, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual financial statements (according to numerical references):

  Summary of significant accounting policies (Note 3);
  Changes in accounting practices and disclosures (Note 4);
  Risk management – Financial instruments (Note 5.4);
  Key accounting estimates and judgments (Note 6);
  Related-party balances and transactions (Note 11);
  Investments (Note 12);
  Intangible assets (Note 15);
  Borrowings and financing (Note 17);
  Deferred taxes and contributions (Note 19);
  Provisions (Note 20);
  Pension plan obligations (Note 22);
  Equity (Note 24);
  Insurance (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the quarterly information are in thousands of Brazilian reais, unless otherwise stated.

3	Summary of significant accounting policies

The accounting policies used in the preparation of the quarterly information as of September 30, 2022, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2021, disclosed in Note 3 of such financial statements.

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not used derivative instruments in any of the reported periods.

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Notes to the Interim Financial Information
(a)	Market risk

Exchange risk

Currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates in the U.S. dollar and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 2,648,470 as of September 30, 2022 (R$ 3,321,489 as of December 31, 2021), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	September 30, 2022		December 31, 2021
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	173,518	938,142	163,538	912,624
Borrowings and financing – Yen	45,513,537	1,700,841	49,324,813	2,390,774
Interest and charges from borrowings and financing – US$		5,882		4,121
Interest and charges from borrowings and financing – Yen		3,605		13,970
Total exposure		2,648,470		3,321,489
Borrowing cost – US$		(28,168)		(22,486)
Borrowing cost – Yen		(2,697)		(2,850)
Total foreign currency-denominated borrowings (Note 16)		2,617,605		3,296,153

The 20.6% decrease in the balance of the foreign currency-denominated debt from September 30, 2022 compared to December 31, 2021 was mainly impacted by the depreciations of the US dollar and Yen against the Brazilian real. The table below shows the prices and exchange variations in the period:

	September 30, 2022	December 31, 2021	Net
US$	R$ 5.4066	R$ 5.5805	-3.1%
Yen	R$ 0.03737	R$ 0.04847	-22.9%

The exchange variation in borrowings and financing fell by R$ 554,575 from January to September 2022 (R$ 305,357 from January to September 2021), which accounted for 8.6% of the reduction in borrowings and financing. See Note 16 (ii). As of September 30, 2022, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the nine-month period ended September 30, 2022 would have been R$ 264,847 (R$ 326,427 for the nine-month period ended September 30, 2021), lower or higher.

The probable scenario below presents the effect in the income statements for the next 12 months, considering the projected rates of the U.S. dollar and Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

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Notes to the Interim Financial Information

Probable scenario
(*)
Net currency exposure as of September 30, 2022 in US$ - Liabilities	173,518

US$ rate as of September 30, 2022	5.4066
Exchange rate estimated according to the scenario	5.2000
Difference between the rates	0.2066

Effect on net financial result R$ - (gain)	35,849

Net currency exposure as of September 30, 2022, in ¥ - Liabilities	45,513,537

Yen rate as of September 30, 2022	0.03737
Exchange rate estimated according to the scenario	0.03925
Difference between the rates	(0.00188)

Effect on the net financial result R$ - (loss)	(85,565)

Total effect on the net financial result in R$ - (loss)	(49,716)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for September 30, 2023 were used, according to the Focus-BACEN and B3’s Benchmark Rate report, of September 30, 2022, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to variable interest rates:

	September 30, 2022	December 31, 2021
CDI (i)	9,251,150	7,612,299
TR (ii)	1,637,178	1,638,079
IPCA (iii)	3,063,043	3,019,459
TJLP (iv)	1,497,622	1,478,740
SOFR (v)	938,145	912,626
Interest and charges	321,815	243,696
Total	16,708,953	14,904,899

(i)        CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)        TR – Interest Benchmark Rate

(iii)        IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)        TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)        SOFR - Secured Overnight Financing Rate

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Notes to the Interim Financial Information

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of September 30, 2022, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the nine-month period ended September 30, 2022 would have been R$ 167,090 (R$ 150,786 for the nine-month period ended September 30, 2021), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of September 30, 2022, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the reporting date of this quarterly information. See Notes 6, 7, 8, 9, and 10.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil	AA(bra)	AAA.br	-
Banco Santander Brasil	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco	AAA(bra)	AAA.br	brAAA
Banco BV	-	AA.br	brAAA
Banco BTG Pactual	AA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	September 30, 2022	December 31, 2021
Cash and cash equivalents and financial investments
AA(bra)	2,117,469	1,905,810
AAA(bra)	1,004,817	970,474
Others (*)	298,366	275,030
	3,420,652	3,151,314

(*) As of September 30, 2022, this category includes R$ 281,952 (R$ 262,465 as of December 31, 2021) referring to Banco BV, checking accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

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Notes to the Interim Financial Information

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of September 30, 2022.

	October to December 2022	2023	2024	2025	2026	2027 onwards	Total
September 30, 2022

Liabilities
Borrowings and financing	660,887	3,588,414	3,705,134	3,741,450	3,479,959	17,425,860	32,601,704
Trade payables and contractors	289,126	-	-	-	-	-	289,126
Services payable	587,189	-	-	-	-	-	587,189
Public-Private Partnership - PPP	115,519	462,309	433,822	388,120	388,120	4,072,182	5,860,072
Program Contract Commitments	62,043	38,001	1,168	1,168	1,168	13,456	117,004

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1) To evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after September 30, 2022, or until the final settlement of each contract, whichever is shorter, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other market indicators. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

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Notes to the Interim Financial Information

September 30, 2022
Indicators	Exposure	Probable scenario

Assets
CDI	1,643,163	13.21%(**)
Financial income		217,062

Liabilities
CDI	(9,251,150)	13.21%(**)
Interest to be incurred		(1,222,077)

CDI net exposure	(7,607,987)	(1,005,015)

Liabilities
TR	(1,637,178)	0.0194%(**)
Expenses to be incurred		(318)

IPCA	(3,063,043)	5.0%(*)
Expenses to be incurred		(153,152)

TJLP	(1,497,622)	7.01%(*)
Interest to be incurred		(104,983)

SOFR (***)	(938,145)	4.504%(**)
Interest to be incurred		(42,254)

Total expenses to be incurred, net		(1,305,722)

(*) Source: BACEN as of September 30, 2022
(**) Source: B3 as of September 30, 2022
(***) SOFR – the LIBOR curve was used as an equivalent measure in the secondary market

4.2	Capital management

The Company’s objectives when managing capital are to ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce such costs.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

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Notes to the Interim Financial Information

	September 30, 2022	December 31, 2021

Total borrowings and financing (Note 16)	18,778,451	17,723,836
(-) Cash and cash equivalents (Note 6)	(1,788,758)	(717,929)
(-) Financial investments (Note 7)	(1,631,894)	(2,433,385)

Net debt	15,357,799	14,572,522
Total equity	27,355,286	24,931,859

Total (shareholders plus creditor’s equity)	42,713,085	39,504,381

Leverage ratio	36%	37%

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables balance, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP), and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments are as follows:

Financial Assets

	September 30, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,788,758	1,788,758	717,929	717,929
Financial investments	1,631,894	1,631,894	2,433,385	2,433,385
Restricted cash	37,661	37,661	28,467	28,467
Trade receivables	3,396,500	3,396,500	2,918,311	2,918,311
ANA	15,443	15,443	20,666	20,666
Other assets	239,047	239,047	226,242	226,242

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Notes to the Interim Financial Information

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,163,314 as of September 30, 2022 (R$ 818,552 as of December 31, 2021), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,067,672 (R$ 741,910 as of December 31, 2021), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	September 30, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	18,778,451	19,096,829	17,723,836	17,947,954
Trade payables and contractors	289,126	289,126	236,763	236,763
Services payable	587,189	587,189	469,027	469,027
Program Contract Commitment	111,623	111,623	122,647	122,647
Public-Private Partnership - PPP	2,950,978	2,950,978	3,060,185	3,060,185

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the quarterly information as of September 30, 2022, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2021.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this quarterly information, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual ones.

The Company makes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects of the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company evaluated the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

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Notes to the Interim Financial Information

6	Cash and cash equivalents

	September 30, 2022	December 31, 2021

Cash and banks	62,327	146,853
Cash equivalents	1,726,431	571,076
Total	1,788,758	717,929

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of September 30, 2022, the average yield of cash equivalents corresponded to 95.59% of CDI (96.00% as of December 31, 2021).

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	September 30, 2022	December 31, 2021
Banco BV	281,952	262,465
Banco Itaú Unibanco	392,982	366,906
Banco Bradesco	562,807	524,791
Banco BTG Pactual	393,064	367,361
Banco do Brasil	1,089	911,862
	1,631,894	2,433,385

As of September 30, 2022, the average yield of the financial investments corresponded to 102.90% of CDI (101.57% as of December 31, 2021).

8	Restricted cash

	September 30, 2022	December 31, 2021

Agreement with the São Paulo Municipal Government (i)	28,270	21,464
Brazilian Federal Savings Bank – escrow deposits	2,733	740
Other	6,658	6,263
	37,661	28,467

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo Municipal Government.

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Notes to the Interim Financial Information

9	Trade receivables

(a)	Statement of financial position details

	September 30, 2022	December 31, 2021
Private sector:
General (i) and special (ii) customers	2,256,912	2,042,023
Agreements (iii)	483,944	514,616

	2,740,856	2,556,639
Government entities:
Municipal	574,231	586,810
Federal	10,290	7,869
Agreements (iii)	362,894	278,844

	947,415	873,523
Wholesale customers – Municipal Governments: (iv)
Mogi das Cruzes	4,023	3,580
São Caetano do Sul	41,251	24,464

Total wholesale customers – Municipal Governments	45,274	28,044

Unbilled supply	884,363	740,193

Subtotal (b)	4,617,908	4,198,399
Allowance for doubtful accounts (c)	(1,221,408)	(1,280,088)

Total	3,396,500	2,918,311

Current	3,118,249	2,695,077
Noncurrent	278,251	223,234

Total	3,396,500	2,918,311

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

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Notes to the Interim Financial Information

(b)	The aging of trade receivables is as follows:

	September 30, 2022	December 31, 2021

Current	2,379,524	1,896,535
Past-due:
Up to 30 days	521,071	502,164
From 31 to 60 days	227,736	267,723
From 61 to 90 days	158,389	182,977
From 91 to 120 days	144,833	155,018
From 121 to 180 days	224,343	258,718
From 181 to 360 days	139,206	95,751
Over 360 days	822,806	839,513

Total past-due	2,238,384	2,301,864

Total	4,617,908	4,198,399

(c)	Allowance for doubtful accounts

Changes in assets	January to September 2022	January to September 2021

Balance at the beginning of the period	1,280,088	1,157,619
Losses/(reversals)	(18,774)	131,918
Recoveries	(39,906)	(41,757)

Balance at the end of the period	1,221,408	1,247,780

Reconciliation of estimated/historical losses at the result	July to September 2022	January to September 2022	July to September 2021	January to September 2021

Write-offs	(193,831)	(628,271)	(135,100)	(291,601)
(Losses) with state entities – related parties	4,772	3,143	(1,356)	(1,949)
(Losses)/reversal with the private sector/government entities	42,171	18,774	(1,844)	(131,918)
Recoveries	11,066	39,906	19,741	41,757

Amount recorded as expense (Note 27)	(135,822)	(566,448)	(118,559)	(383,711)

The Company does not have customers individually representing 10% or more of its total revenues.

(d)	Collection Lawsuit – SABESP and São Paulo Municipal Government

On November 5, 2001, the Company filed a collection lawsuit referring to water supply and sewage services against the São Paulo Municipal Government (PMSP), totaling R$ 22,042. On June 24, 2022, after several developments, SABESP presented the calculation memory, of R$ 1,703,342 (base date of May 2022). On July 1, 2022, the Municipal Attorney General Office was serviced with a notice to contest the calculations presented by SABESP and, as it did not file any answer, the calculations were approved by the Court on September 2, 2022.

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Notes to the Interim Financial Information

Accordingly, on October 6, 2022, SABESP requested the issuance of the requisition letter, totaling R$ 1,703,342, which was granted by the Court on November 9, 2022, giving notice to the Municipal Attorney General Office. On October 19, 2022, the deadline for the Municipal Attorney General Office to read the notice passed and the issuance of the requisition letter is pending.

Given the uncertainties regarding the beginning and end of the realization of this asset, SABESP is awaiting the issuance of the request to be able to reasonably measure the financial impacts resulting from this lawsuit, mainly regarding the present value calculation for subsequent accounting record.

10	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses

	September 30, 2022	December 31, 2021
Accounts receivable
Current:
Sanitation services	143,471	127,614
Estimated losses	(49,190)	(52,333)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	27,061	11,930
- GESP Agreement – 2015 (iv)	94,540	86,446

Total current	215,882	173,657

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (iv)	946,071	643,534

Total noncurrent	947,432	644,895

Total receivables	1,163,314	818,552

Assets:
Sanitation services	95,642	76,642
Reimbursement of additional retirement and pension benefits paid (G0)	1,067,672	741,910

Total	1,163,314	818,552

Liabilities:
Interest on capital payable	-	275,240

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Notes to the Interim Financial Information

	July to September 2022	January to September 2022	July to September 2021	January to September 2021

Revenue from sanitation services	175,324	483,127	145,941	389,322
Payments from related parties	(175,477)	(457,488)	(96,351)	(316,687)

Payment received from reimbursement referring to Law 4,819/1958	(38,473)	(119,885)	(33,792)	(121,850)

(ii)	Disputed amounts

As of September 30, 2022 and December 31, 2021, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,447,219 and R$ 1,375,137, respectively, for which allowances for doubtful accounts were created for the total amount.

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of September 30, 2022, and December 31, 2021, the amounts corresponding to the actuarial liability totaled R$ 2,184,279 and R$ 2,192,062, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(iv)	GESP Agreement – 2015

On March 18, 2015, the Company, the São Paulo State and DAEE, through the Department of Sanitation and Water Resources, entered into an Agreement totaling R$ 1,012,310, R$ 696,283 of which referring to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 to the inflation adjustment of the principal until February 2015.

The principal will be paid in 180 installments, as follows:

•	The first 24 installments were settled upon the transfer of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

•	The amount of R$ 609, is being paid in 156 monthly installments, adjusted by the IPCA until the initial payment date, i.e. April 5, 2017. As of this date, the installments are being adjusted by IPCA plus a simple interest of 0.5% per month.

On July 22, 2022, the decision regarding the lawsuit that challenged the possibility of transferring the reservoirs was published in the State Official Gazette, preventing the transfer of the reservoirs to SABESP. Accordingly, as provided for in the agreement, the São Paulo State will pay to SABESP, in addition to the principal, the inflation adjustment credit of R$ 316,027 (restated until February 2015) in 60 installments, beginning after the principal installments are finished. The amount will be adjusted by IPCA until the initial date of the payments and, as of that date, IPCA plus simple interest of 0.5% per month will be levied on the amount of each installment.

In July 2022, R$ 325,561 referring to the adjustment for inflation until July 2022 was recorded at present value.

As of September 30, 2022, the balance receivable was R$ 94,540 in current assets (R$ 86,446 as of December 31, 2021) and R$ 946,071 in noncurrent assets (R$ 643,534 as of December 31, 2021).

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Notes to the Interim Financial Information

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of September 30, 2022, the balance of the agreement totaled R$ 8,855 and R$ 100,870 (R$ 7,956 and R$ 88,264 as of December 31, 2021), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)	Agreements with reduced tariffs for government entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 16.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From July to September and from January to September 2022, expenses with employees assigned to other state entities totaled R$ 240 and R$ 581 (R$ 165 and R$ 540 from July to September and from January to September 2021), respectively.

No expenses with employees from other entities assigned to the Company were recorded from July to September 2022 and from January to September 2022 and in the same periods in 2021.

(f)	Non-operating assets

As of September 30, 2022 and December 31, 2021, the Company had an amount of R$ 3,613 related to land and lent structures.

(g)	SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until September 30, 2022, totaled R$ 108,992 (R$ 129,600 as of December 31, 2021). See Note 21.

(h)	Compensation of the Fiscal Council and Management Key Personnel

From July to September and from January to September 2022, expenses related to the compensation of the members of the Management and Fiscal Council totaled R$ 1,468 and R$ 4,675 (R$ 1,586 and R$ 4,777 from July to September and from January to September 2021), respectively.

From July to September and from January to September 2022, additional amounts of R$ 265 and R$ 1.005 (R$ 360 and R$ 1.080 from July to September and from January to September 2021), respectively, from the management bonus program were recorded.

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Notes to the Interim Financial Information

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

As of September 30, 2022, the balance of principal and interest of this agreement totaled R$ 402 and R$ 12,113, recorded in “Other assets” under current and noncurrent assets, respectively (R$ 11,884 and R$ 11,021, respectively, as of December 31, 2021), at CDI + 1.2% p.a.

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which mature on December 30, 2021, and the last on December 30, 2023.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of September 30, 2022, the balance of principal and interest of this agreement totaled R$ 152 and R$ 1,009, which was recorded in “Other assets” under current and noncurrent assets (R$ 34 and R$ 1,009, as of December 31, 2021), respectively, at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full until August 31, 2025.

(j)	FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of September 30, 2022, the balance of these financings totaled R$ 6.0 million (R$ 4.7 million as of December 31, 2021).

11	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)).

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Notes to the Interim Financial Information

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Dividends	Profit (loss) for the period
	September 30, 2022	December 31, 2021	January to September 2022	January to September 2022	January to September 2021

Sesamm	57,586	58,421	(10,354)	9,519	5,005
Águas de Andradina	30,473	29,591	-	882	1,819
Águas de Castilho	10,382	9,384	-	998	1,142
Attend Ambiental	29,271	23,493	(500)	6,278	10,419
Aquapolo Ambiental	80,163	58,172	-	21,991	18,234
Paulista Geradora de Energia	5,578	6,153	-	(575)	(413)

	Investments		Dividends	Equity pickup		Interest percentage
	September 30, 2022	December 31, 2021	January to September 2022	January to September 2022	January to September 2021	September 30, 2022	December 31, 2021

Sesamm	20,732	21,032	(3,727)	3,427	1,802	36%	36%
Águas de Andradina	9,142	8,877	-	265	545	30%	30%
Águas de Castilho	3,114	2,815	-	299	342	30%	30%
Attend Ambiental	13,172	10,572	(225)	2,825	4,688	45%	45%
Aquapolo Ambiental	39,280	28,504	-	10,776	8,935	49%	49%
Paulista Geradora de Energia	1,394	1,538	-	(144)	(103)	25%	25%
Total	86,834	73,338	(3,952)	17,448	16,209
Other investments	6,099	6,099
Overall total	92,933	79,437

12	Investment Properties

	December 31, 2021	Depreciation	September 30, 2022

Investment properties	46,126	(36)	46,090

	December 31, 2020	Write-offs and disposals	Depreciation	September 30, 2021

Investment properties	46,274	(100)	(36)	46,138

As of September 30, 2022 and December 31, 2021, the market value of these properties was approximately R$ 386,000.

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Notes to the Interim Financial Information

13	Contract asset

	December 31, 2021	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	September 30, 2022 (iii)

Total contract asset	8,550,102	3,559,587	1,001	(3,322,568)	8,788,122

	December 31, 2020	Additions	Transfers	Transfers of works to intangible assets	September 30, 2021

Total contract asset	7,969,164	3,466,866	1,166	(2,690,263)	8,746,933

(i)	The largest additions of the period are located in the municipalities of São Paulo, São Bernardo do Campo, and Praia Grande, totaling R$ 1,559 million, R$ 120 million, and R$ 107 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Praia Grande, and Taboão da Serra, in the amounts of R$ 1,743 million, R$ 606 million, and R$ 84 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, São Bernardo do Campo, and Franca, in the amounts of R$ 3,019 million, R$ 446 million, and R$ 319 million, respectively.

As of September 30, 2022, the contract asset included R$ 276,893, recorded as a lease (R$ 276,893 as of December 31, 2021). Leases are part of construction costs and, since June 2020, additional works are being executed by the Company.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, and monetary and exchange variation in the contract asset during the construction period. From January to September 2022, the Company capitalized R$ 458,786 (R$ 183,241 from January to September 2021).

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of September 30, 2022 and 2021, the margin was 2.3%.

From July to September and from January to September 2022, the construction margins were R$ 30,357 and R$ 76,289 (R$ 26,668 and R$ 72,672 from July to September and from January to September 2021), respectively.

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-party properties, whose owners will be compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From July to September and from January to September 2022, expropriations totaled R$ 1,995 and R$ 49,017 (R$ 8,145 and R$ 58,437 from July to September and from January to September 2021), respectively.

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Notes to the Interim Financial Information
14	Intangible assets

(a)	Statement of financial position details

	September 30, 2022			December 31, 2021
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible assets arising from:
Concession agreements – equity value	703,749	(219,390)	484,359	696,728	(205,671)	491,057
Concession agreements – economic value	1,534,435	(898,916)	635,519	1,497,968	(816,527)	681,441
Program contracts	26,247,264	(8,331,719)	17,915,545	24,804,170	(7,652,149)	17,152,021
Program contracts – commitments	1,709,757	(431,524)	1,278,233	1,709,757	(391,800)	1,317,957
Service contracts – São Paulo	24,517,691	(7,448,699)	17,068,992	22,834,803	(6,676,032)	16,158,771
Software license of use	1,228,128	(622,523)	605,605	1,133,833	(535,099)	598,734
Right of use – Other assets	188,782	(96,353)	92,429	173,715	(69,862)	103,853
Total	56,129,806	(18,049,124)	38,080,682	52,850,974	(16,347,140)	36,503,834

(b)	Changes

	December 31, 2021	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2022
Intangible assets arising from:
Concession agreements - equity value (*)	491,057	-	7,569	(173)	(113)	(13,981)	484,359
Concession agreements – economic value	681,441	13	35,978	254	(8)	(82,159)	635,519
Program contracts (*)	17,152,021	8,754	1,462,550	3,601	(2,285)	(709,096)	17,915,545
Program contracts – commitments	1,317,957	-	-	-	-	(39,724)	1,278,233
Service contracts – São Paulo	16,158,771	208	1,722,413	4,223	(20,575)	(796,048)	17,068,992
Software license of use	598,734	214	94,058	6	-	(87,407)	605,605
Right of use – Other assets	103,853	41,947	-	-	(54)	(53,317)	92,429
Total	36,503,834	51,136	3,322,568	7,911	(23,035)	(1,781,732)	38,080,682

(*) As of September 30, 2022, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 57,020 and R$ 171,331 (R$ 65,012 and R$ 180,669 as of December 31, 2021), respectively.

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Notes to the Interim Financial Information

	December 31, 2020	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2021
Intangible assets arising from:
Concession agreements - equity value (*)	483,775	-	16,260	76	(140)	(13,120)	486,851
Concession agreements – economic value	734,665	-	32,812	14	(242)	(77,058)	690,191
Program contracts (*)	16,360,307	10,579	932,362	602	(2,281)	(645,710)	16,655,859
Program contracts – commitments	1,370,923	-	-	-	-	(39,724)	1,331,199
Service contracts – São Paulo	14,872,604	11,272	1,641,261	(1,218)	(2,859)	(736,451)	15,784,609
Software license of use	540,625	-	67,568	-	-	(72,180)	536,013
Right of use – Other assets	42,676	123,701	-	-	(3,976)	(58,079)	104,322
Total	34,405,575	145,552	2,690,263	(526)	(9,498)	(1,642,322)	35,589,044

(*) As of September 30, 2021, Concession agreements – equity value, and Program contracts included leases in the amounts of R$ 68,353 and R$ 183,782 (R$ 76,454 and R$ 193,107 as of December 31, 2020), respectively.

(c)	Intangible assets arising from concession agreements

As of September 30, 2022, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 99,620 and R$ 12,003 (R$ 77,652 and R$ 44,995 as of December 31, 2021), respectively.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

The amounts recorded in intangible assets, net of amortization, are as follows:

	September 30, 2022	December 31, 2021

Alto Tietê	255,797	269,062
São Lourenço	2,768,374	2,895,798
Total	3,024,171	3,164,860

The obligations assumed by the Company are as follows:

	September 30, 2022			December 31, 2021
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	68,570	63,616	132,186	69,442	102,873	172,315
São Lourenço	98,928	2,719,864	2,818,792	73,315	2,814,555	2,887,870
Total	167,498	2,783,480	2,950,978	142,757	2,917,428	3,060,185

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Notes to the Interim Financial Information

(e)	Amortization of Intangible Assets

The average amortization rate totaled 4.9% and 4.7% as of September 30, 2022 and 2021, respectively.

(f)	Right of use

Nature	September 30, 2022	December 31, 2021

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,435	405,446
Accumulated amortization	(177,084)	(159,765)
(=) Net	228,351	245,681

Other assets
Vehicles	153,384	142,003
Properties	12,756	6,570
Equipment	7,914	9,841
Other assets	14,728	15,301
Accumulated amortization	(96,353)	(69,862)
(=) Net	92,429	103,853

Right of use	597,673	626,427

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

The table below shows the impact on the Company’s results:

Impact on the result
	September 30, 2022	September 30, 2021

Right of use amortization	(70,636)	(74,032)
Financial result – interest expense and inflation adjustment	(53,962)	(51,818)
Expenses of short-term leases with low value	(17,675)	(16,175)
Reduction of profit for the period	(142,273)	(142,025)

(g)	Performance Agreements

As of September 30, 2022, the accounting balances of these agreements recorded in contract asset and intangible assets were R$ 132,849 and R$ 1,852,307 (R$ 737,657 and R$ 871,488 as of December 31, 2021), respectively.

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information

15	Property, plant and equipment

(a)	Statement of financial position details

	September 30, 2022				December 31, 2021
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,213	-	94,213	-	94,213	-	94,213	-
Buildings	88,727	(42,047)	46,680	2.1%	86,703	(41,205)	45,498	2.1%
Equipment	398,571	(288,924)	109,647	16.7%	397,782	(282,628)	115,154	15.1%
Transportation equipment	12,048	(9,792)	2,256	9.9%	10,434	(7,962)	2,472	9.9%
Furniture and fixtures	37,948	(14,952)	22,996	6.9%	36,561	(14,482)	22,079	6.7%
Other	26,735	(281)	26,454	5.0%	11,982	(241)	11,741	5.0%
Total	658,242	(355,996)	302,246	12.2%	637,675	(346,518)	291,157	11.1%

(b)	Changes

	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2022
Land	94,213	-	-	-	-	94,213
Buildings	45,498	3,278	(1,180)	(45)	(871)	46,680
Equipment	115,154	20,244	(8,162)	(403)	(17,186)	109,647
Transportation equipment	2,472	-	430	(3)	(643)	2,256
Furniture and fixtures	22,079	2,064	29	(88)	(1,088)	22,996
Other	11,741	14,886	(29)	(78)	(66)	26,454
Total	291,157	40,472	(8,912)	(617)	(19,854)	302,246

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2021
Land	94,213	-	-	-	-	94,213
Buildings	45,347	1,998	(1,373)	(5)	(779)	45,188
Equipment	101,016	22,902	(1,755)	(238)	(15,371)	106,554
Transportation equipment	2,969	-	-	-	(499)	2,470
Furniture and fixtures	17,419	1,962	1,657	(99)	(905)	20,034
Other	7,287	504	831	-	(108)	8,514
Total	268,251	27,366	(640)	(342)	(17,662)	276,973

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information

16	Borrowings and financing

Borrowings and financing outstanding balance	September 30, 2022			December 31, 2021
Financial institution	Current	Non Current	Total	Current	Non Current	Total
Local currency
12th issue debentures	45,450	79,015	124,465	45,450	113,049	158,499
14th issue debentures	-	-	-	25,388	-	25,388
17th issue debentures	142,955	-	142,955	102,252	101,982	204,234
18th issue debentures	49,597	75576	125,173	48,479	92,677	141,156
21st issue debentures	-	-	-	174,849	-	174,849
22nd issue debentures	200,000	322,567	522,567	200,000	508,530	708,530
23rd issue debentures	-	864,877	864,877	-	864,776	864,776
24th issue debentures	-	482,763	482,763	-	461,350	461,350
26th issue debentures	-	1,224,539	1,224,539	-	1,168,317	1,168,317
27th issue debentures	-	997,814	997,814	-	997,433	997,433
28th issue debentures	-	1,197,669	1,197,669	-	1,197,395	1,197,395
29th issue debentures	-	1,265,884	1,265,884	-	1,230,602	1,230,602
30th issue debentures	-	998,078	998,078	-	-	-
Brazilian Federal Savings Bank	100,605	1,411,537	1,512,142	98,784	1,380,170	1,478,954
Brazilian Development Bank - BNDES PAC	10,075	-	10,075	13,394	6,665	20,059
Brazilian Development Bank - BNDES PAC II 9751	7,193	25,069	32,262	7,161	30,308	37,469
Brazilian Development Bank - BNDES PAC II 9752	4,873	17,057	21,930	4,851	20,619	25,470
Brazilian Development Bank - BNDES ONDA LIMPA	26,872	40,230	67,102	26,751	60,089	86,840
Brazilian Development Bank – BNDES TIETÊ III	153,993	692,871	846,864	117,593	617,251	734,844
Brazilian Development Bank - BNDES 2015	33,710	397,400	431,110	33,558	420,685	454,243
Brazilian Development Bank - BNDES 2014	6,553	18,102	24,655	6,524	22,874	29,398
Inter-American Development Bank – IDB 2202	181,349	2,163,770	2,345,119	181,349	2,344,403	2,525,752
Inter-American Development Bank – IDB INVEST	37,340	853,558	890,898	34,800	890,400	925,200
Inter-American Development Bank – IDB Invest 2022	7,050	459,071	466,121	-	-	-
International Finance Corporation - IFC	40,000	710,767	750767	-	-	-
Leases (Concession Agreements, Program Contracts, and Contract Asset)	43,534	325,188	368,722	36,640	360,671	397,311
Leases (others)	74,653	42,074	116,727	69,306	56,663	125,969
Other	6,265	7,353	13,618	4,790	9,274	14,064
Interest and other charges	315,950	-	315,950	239,581	-	239,581
Total in local currency	1,488,017	14,672,829	16,160,846	1,471,500	12,956,183	14,427,683

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information

Borrowings and financing outstanding balance	September 30, 2022			December 31, 2021
Financial institution	Current	Non Current	Total	Current	Non Current	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 30,834 thousand (US$ 41,112 thousand in December 2021)	55,570	111,139	166,709	57,357	172,071	229,428
Inter-American Development Bank - IDB 4623 – US$ 60,559 thousand (US$ 30,329 thousand in December 2021)	-	310,272	310,272	-	155,192	155,192
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 74,433 thousand (US$ 76,712 thousand in December 2021)	32,870	358,812	391,682	33,927	386,328	420,255
JICA 15 – ¥ 8,067,010 thousand (¥ 9,219,440 thousand in December 2021)	43,066	258,398	301,464	55,858	391,008	446,866
JICA 18 – ¥ 7,253,120 thousand (¥ 8,289,280 thousand in December 2021)	38,721	232,183	270,904	50,223	351,398	401,621
JICA 17 – ¥ 3,897,396 thousand (¥ 3,706,564 thousand in December 2021)	10,789	133,983	144,772	12,833	165,900	178,733
JICA 19 – ¥ 26,296,011 thousand (¥ 28,109,529 thousand in December 2021)	67,771	913,233	981,004	87,901	1,272,803	1,360,704
IDB 1983AB – US$ 7,692 thousand (US$ 15,385 thousand in December 2021)	41,311	-	41,311	42,927	42,336	85,263
Interest and other charges	9,487	-	9,487	18,091	-	18,091
Total in foreign currency	299,585	2,318,020	2,617,605	359,117	2,937,036	3,296,153

Total borrowings and financing	1,787,602	16,990,849	18,778,451	1,830,617	15,893,219	17,723,836

Exchange rates as of September 30, 2022: US$ 5.4066; ¥ 0.03737 (as of December 31, 2021: US$ 5.5805; ¥ 0.04847).

As of September 30, 2022, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1), CDI+ 0.90% (series 2), and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1), CDI+ 1.80% (series 2), and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI + 1.44% (series 2) and CDI + 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
Brazilian Federal Savings Bank	Own funds	2022/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB Invest 2022	Own funds	2036	CDI + 2.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2027	5.20% to 15.39%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 30,834 thousand	Government	2025	3.10% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 60,559 thousand	Government	2044	3.62% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRD 7662 - US$ 70,008 thousand	Government	2034	4.38% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRD 8916 - US$ 4,425 thousand	Government	2048	3.83% (*)	US$
JICA 15 – ¥ 8,067,010 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 7,253,120 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,897,396 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 26,296,011 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 7,692 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising SOFR + contractually defined spread.

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information

(i)       Payment schedule – accounting balances as of September 30, 2022

	2022	2023	2024	2025	2026	2027	2028 to 2048	TOTAL
LOCAL CURRENCY
Debentures	41,619	737,339	1,070,665	1,201,533	1,080,529	1,690,560	2,124,539	7,946,784
Brazilian Federal Savings Bank	25,974	98,128	97,639	103,743	110,230	117,111	959,317	1,512,142
BNDES	61,662	239,906	233,195	212,964	203,127	190,613	292,531	1,433,998
IDB 2202	-	181,349	181,349	181,349	181,349	181,349	1,438,374	2,345,119
IDB INVEST	-	37,340	39,550	44,300	106,390	108,728	554,590	890,898
IDB INVEST 2022	-	14,100	14,100	38,275	38,431	38,431	322,784	466,121
IFC	-	80,000	80,000	80,000	80,000	80,000	350,767	750,767
Leases (Concession Agreements, Program Contracts, and Contract Asset)	43,534	46,102	48,454	32,141	32,991	33,717	131,783	368,722
Leases (others)	20,295	65,380	17,062	9,223	4,107	660	-	116,727
Other	1,531	6,234	2,972	2,739	142	-	-	13,618
Interest and other charges	195,350	120,600	-	-	-	-	-	315,950
TOTAL IN LOCAL CURRENCY	389,965	1,626,478	1,784,986	1,906,267	1,837,296	2,441,169	6,174,685	16,160,846
FOREIGN CURRENCY
IDB	-	55,570	55,570	64,186	17,233	17,233	267,189	476,981
IBRD	-	32,870	32,870	32,870	32,870	32,870	227,332	391,682
JICA	5,394	160,347	160,347	160,347	160,347	160,347	891,015	1,698,144
IDB 1983AB	-	41,311	-	-	-	-	-	41,311
Interest and other charges	6,779	2,708	-	-	-	-	-	9,487
TOTAL IN FOREIGN CURRENCY	12,173	292,806	248,787	257,403	210,450	210,450	1,385,536	2,617,605
Total	402,138	1,919,284	2,033,773	2,163,670	2,047,746	2,651,619	7,560,221	18,778,451

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information

(ii)       Changes

	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	September 30, 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(3,786)	131,416	-	(490,679)	(521,761)	387,729	196,825	8,383	8,176,095
Brazilian Federal Savings Bank	1,483,113	-	91,299	-	11,913	4,663	(87,562)	(74,686)	59,322	28,331	-	1,516,393
BNDES	1,392,844	-	200,000	-	4,001	2,083	(77,467)	(160,601)	46,377	31,086	194	1,438,517
IDB 2202	2,589,442	-	-	-	-	-	(281,971)	(181,349)	71,988	169,562	716	2,368,388
IDB INVEST	956,942	-	-	-	-	-	(108,921)	(34,800)	95,097	-	499	908,817
IDB INVEST 2022	-	-	470,000	(3,922)	-	-	-	-	15,509	-	43	481,630
IFC	-	-	760,000	(9,385)	-	-	-	-	-	21,139	152	771,906
Leases (Concession Agreements, Program Contracts, and Contract Asset)	397,311	-	-	-	-	-	(40,939)	(28,589)	40,939	-	-	368,722
Leases (others)	125,969	41,947	-	-	-	-	(13,022)	(64,211)	26,044	-	-	116,727
Other	14,094	-	3,654	-	35	2	(599)	(4,138)	571	32	-	13,651
TOTAL IN LOCAL CURRENCY	14,427,683	41,947	2,524,953	(17,093)	147,365	6,748	(1,101,160)	(1,070,135)	743,576	446,975	9,987	16,160,846

FOREIGN CURRENCY
IDB	387,837	-	154,692	(3,444)	(2,971)	-	(7,400)	(56,273)	8,994	-	358	481,793
IBRD	420,881	-	19,115	(3,166)	(13,946)	61	(3,779)	(30,895)	3,515	20	258	392,064
JICA	2,401,887	-	15,546	-	(535,408)	1,837	(32,498)	(171,909)	19,479	2,654	153	1,701,741
IDB 1983AB	85,548	-	-	-	(4,149)	-	(1,051)	(40,115)	971	491	312	42,007
TOTAL IN FOREIGN CURRENCY	3,296,153	-	189,353	(6,610)	(556,474)	1,898	(44,728)	(299,192)	32,959	3,165	1,081	2,617,605
Total	17,723,836	41,947	2,714,306	(23,703)	(409,109)	8,646	(1,145,888)	(1,369,327)	776,535	450,140	11,068	18,778,451

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	September 30, 2021

LOCAL CURRENCY
Debentures	6,756,504	-	1,200,000	(4,074)	147,412	-	(171,784)	(464,295)	203,760	72,646	12,442	7,752,611
Brazilian Federal Savings Bank	1,418,832	-	112,968	-	-	-	(84,408)	(69,217)	58,164	26,358	-	1,462,697
BNDES	1,370,902	-	207,136	-	-	-	(62,990)	(133,721)	38,184	24,931	194	1,444,636
IDB 2202	2,730,195	-	-	-	-	-	(97,829)	(181,349)	37,833	47,108	716	2,536,674
IDB INVEST	944,513	-	-	-	-	-	(33,276)	(18,340)	40,522	-	498	933,917
Leases (Concession Agreements, Program Contracts, and Contract Asset)	428,743	-	-	-	-	-	(39,861)	(24,364)	39,861	-	-	404,379
Leases (others)	45,876	123,705	-	-	-	-	(11,957)	(56,586)	23,914	-	-	124,952
Other	15,197	-	2,921	(32)	-	-	(515)	(2,789)	489	18	-	15,289
TOTAL IN LOCAL CURRENCY	13,710,762	123,705	1,523,025	(4,106)	147,412	-	(502,620)	(950,661)	442,727	171,061	13,850	14,675,155

FOREIGN CURRENCY
IDB	317,302	-	78,537	(3,796)	13,785	-	(7,783)	(53,197)	5,792	-	140	350,780
IBRD	426,860	-	-	(3,377)	19,989	-	(2,481)	(32,965)	1,255	-	165	409,446
JICA	2,684,321	-	16,242	(41)	(90,210)	7,137	(42,376)	(208,100)	26,774	4,565	143	2,398,455
IDB 1983AB	119,379	-	-	-	4,365	-	(1,617)	(40,606)	1,513	478	312	83,824
TOTAL IN FOREIGN CURRENCY	3,547,862	-	94,779	(7,214)	(52,071)	7,137	(54,257)	(334,868)	35,334	5,043	760	3,242,505
Total	17,258,624	123,705	1,617,804	(11,320)	95,341	7,137	(556,877)	(1,285,529)	478,061	176,104	14,610	17,917,660

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information
(a)	Main events in the nine-month period ended September 30, 2022

Debentures

As of March 18, 2022, the Company raised R$ 1.0 billion from the 30th issue of simple, unsecured debentures, not convertible into shares, in two series, under CVM Instruction 476/2009. The proceeds from the issue were used to refinance financial commitments maturing in 2022 and to recompose and reinforce the Company’s cash position.

The 30th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 500,000	03/2027	CDI + 1.30% p.a.
Series 2	R$ 500,000	03/2029	CDI + 1.58% p.a.

•	The covenants agreed for the 30th issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of licenses, loss of concession or loss of the Issuer’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Issuer’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or for two non-consecutive quarters within twelve months, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 182 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

In the first quarter of 2022, the Company made the final amortization payment of the 14th issue debentures, totaling R$ 27.6 million, of which R$ 25.7 million in principal and R$ 1.9 million in interest.

On June 15, 2022, the Company made the final amortization payment of the 21st issue debentures, totaling R$ 185.1 million, of which R$ 175.0 million in principal and R$ 10.1 million in interest.

IDB INVEST 2022

On July 15, 2022, the Company raised R$ 470.0 million with the Inter-American Investment Corporation (IDB INVEST).

The proceeds raised from this contract will be exclusively used to cover the costs of the Tietê River Cleaning-Up Project.

The principal will be amortized in semi-annual payments in June and December, starting in June 2023 and ending in June 2036. Interests mature semi-annually in December and June, starting in December 2022 and ending in June 2036, at CDI + 2.5% p.a.

•	The covenants agreed upon for IDB INVEST 2022 are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

ITR - Quarterly Information Form – 09/30/2022 - CIA SANEAMENTO BASICO EST SAO PAULO	Version: 1
Notes to the Interim Financial Information

International Finance Corporation (IFC)

On July 27, 2022, the Company raised R$ 760.0 million with the International Finance Corporation (IFC).

The funds raised will be used to finance:

•	the capital expenses related to the New Pinheiros River program;
•	the capital expenses to improve sanitation in the São Paulo coastal regions; and
•	the capital expenses to improve water supply in the coastal regions and suburbs of the São Paulo municipality.

The principal will be amortized in semi-annual payments in April and October, starting in April 2023 and ending in April 2032. Interests mature semi-annually in October and April, starting in October 2022 and ending in April 2032, at CDI + 2.0% p.a.

•	The covenants agreed upon for IFC are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

(c)	Covenants

The table below shows the most restrictive covenants as of September 30, 2022.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of September 30, 2022, and December 31, 2021, the Company met the requirements set forth by its borrowings and financing agreements.

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Notes to the Interim Financial Information

(d)	Borrowings and financing – Credit limited

Agent	September 30, 2022
(in millions of reais (*))
Brazilian Federal Savings Bank	1,261
Brazilian Development Bank (BNDES)	255
Inter-American Development Bank (IDB)	1,295
International Bank for Reconstruction and Development (IBRD)	1,325
Other	18
TOTAL	4,154

(*) Brazilian Central Bank’s exchange rate as of September 30, 2022 (US$ 1.00 = R$ 5.4066; ¥ 1.00 = R$ 0.03737).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

17	Taxes and contributions

(a)	Current assets

	September 30, 2022	December 31, 2021
Recoverable taxes
Income tax and social contribution	120,989	259,902
Withheld income tax (IRRF) on financial investments	27,466	13,041
Other federal taxes	3,257	3,161
Total	151,712	276,104

(b)	Current liabilities

	September 30, 2022	December 31, 2021
Taxes and contributions payable
Income tax and social contribution	62,231	-
Cofins and Pasep	126,447	111,963
INSS (social security contribution)	43,229	39,902
IRRF (withholding income tax)	6,079	49,468
Other	45,356	55,797
Total	283,342	257,130

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Notes to the Interim Financial Information

18	Deferred taxes and contributions

(a)            Statement of financial position details

	September 30, 2022	December 31, 2021
Deferred income tax assets
Provisions	470,850	503,374
Pension plan obligations - G1	143,898	150,577
Donations of underlying assets on concession agreements	46,396	47,589
Allowance for doubtful accounts	162,391	183,963
Other	161,138	127,092
Total deferred tax asset	984,673	1,012,595

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(357,218)	(368,235)
Capitalization of borrowing costs	(447,320)	(404,931)
Profit on supply to government entities	(348,079)	(353,262)
Actuarial gain – G1 Plan	(109,271)	(109,271)
Construction margin	(44,009)	(46,079)
Borrowing costs	(14,728)	(14,556)
Total deferred tax liabilities	(1,320,625)	(1,296,334)

Deferred tax liability, net	(335,952)	(283,739)

(b)           Changes

Deferred income tax assets	December 31, 2021	Net change	September 30, 2022
Provisions	503,374	(32,524)	470,850
Pension plan obligations - G1	150,577	(6,679)	143,898
Donations of underlying assets on concession agreements	47,589	(1,193)	46,396
Allowance for doubtful accounts	183,963	(21,572)	162,391
Other	127,092	34,046	161,138
Total	1,012,595	(27,922)	984,673

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(368,235)	11,017	(357,218)
Capitalization of borrowing costs	(404,931)	(42,389)	(447,320)
Profit on supply to government entities	(353,262)	5,183	(348,079)
Actuarial gain – G1	(109,271)	-	(109,271)
Construction margin	(46,079)	2,070	(44,009)
Borrowing costs	(14,556)	(172)	(14,728)
Total	(1,296,334)	(24,291)	(1,320,625)

Deferred tax liability, net	(283,739)	(52,213)	(335,952)

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Notes to the Interim Financial Information

Deferred income tax assets	December 31, 2020	Net change	September 30, 2021
Provisions	436,445	40,874	477,319
Pension plan obligations - G1	154,498	(2,979)	151,519
Donations of underlying assets on concession agreements	50,142	(2,012)	48,130
Allowance for doubtful accounts	155,719	11,240	166,959
Other	134,932	(13,195)	121,737
Total	931,736	33,928	965,664

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(388,675)	12,500	(376,175)
Capitalization of borrowing costs	(390,211)	(656)	(390,867)
Profit on supply to government entities	(356,513)	2,566	(353,947)
Actuarial gain – G1	(48,979)	-	(48,979)
Construction margin	(48,843)	2,073	(46,770)
Borrowing costs	(19,231)	2,646	(16,585)
Total	(1,252,452)	19,129	(1,233,323)

Deferred tax liability, net	(320,716)	53,057	(267,659)

(c)            Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	July to September 2022	January to September 2022	July to September 2021	January to September 2021

Profit before income taxes	1,638,213	3,702,154	706,477	2,605,123
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(556,992)	(1,258,732)	(240,202)	(885,742)
Benefit of interest on capital	-	32,878	-	13,874
Permanent differences:
Provision Law 4,819/1958 – G0 (i)	(6,876)	(21,861)	(5,968)	(17,895)
Donations	(2,434)	(7,316)	(3,708)	(7,383)
Other differences	9,149	31,934	11,932	30,464

Income tax and social contribution	(557,153)	(1,223,097)	(237,946)	(866,682)

Current income tax and social contribution	(501,204)	(1,170,884)	(262,037)	(919,739)
Deferred income tax and social contribution	(55,949)	(52,213)	24,091	53,057
Effective rate	34%	33%	34%	33%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 21 (ii) and (v).

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Notes to the Interim Financial Information

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2021. The terms and payment amounts are defined based on the outcome of these lawsuits.

	September 30, 2022			December 31, 2021
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	153,877	(6,781)	147,096	168,258	(10,780)	157,478
Supplier claims (ii)	269,229	(37,000)	232,229	477,854	(123)	477,731
Other civil claims (iii)	107,600	(1,797)	105,803	95,601	(2,523)	93,078
Tax claims (iv)	79,412	(15,756)	63,656	57,509	(2,693)	54,816
Labor claims (v)	383,228	(15,210)	368,018	349,962	(15,864)	334,098
Environmental claims (vi)	391,506	(36)	391,470	331,326	(34)	331,292
Total	1,384,852	(76,580)	1,308,272	1,480,510	(32,017)	1,448,493

Current	642,277	-	642,277	809,821	-	809,821
Noncurrent	742,575	(76,580)	665,995	670,689	(32,017)	638,672

(II)	Changes

	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2022
Customer claims (i)	168,258	10,957	18,274	(29,025)	(14,587)	153,877
Supplier claims (ii)	477,854	61,295	42,070	(303,892)	(8,098)	269,229
Other civil claims (iii)	95,601	15,986	10,874	(7,151)	(7,710)	107,600
Tax claims (iv)	57,509	17,890	6,833	(1,500)	(1,320)	79,412
Labor claims (v)	349,962	79,700	27,698	(37,513)	(36,619)	383,228
Environmental claims (vi)	331,326	29,249	39,498	(300)	(8,267)	391,506
Subtotal	1,480,510	215,077	145,247	(379,381)	(76,601)	1,384,852
Escrow deposits	(32,017)	(53,100)	(4,499)	9,797	3,239	(76,580)
Total	1,448,493	161,977	140,748	(369,584)	(73,362)	1,308,272

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Notes to the Interim Financial Information

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2021
Customer claims (i)	160,705	25,425	19,113	(20,608)	(20,214)	164,421
Supplier claims (ii)	410,734	44,885	46,658	(39,572)	(42,773)	419,932
Other civil claims (iii)	86,083	6,946	8,440	(2,987)	(7,370)	91,112
Tax claims (iv)	59,678	6,329	5,777	(8)	(1,071)	70,705
Labor claims (v)	316,880	75,624	26,525	(36,664)	(26,977)	355,388
Environmental claims (vi)	249,582	28,189	33,987	-	(9,436)	302,322
Subtotal	1,283,662	187,398	140,500	(99,839)	(107,841)	1,403,880
Escrow deposits	(31,360)	(15,908)	(3,512)	4,073	1,976	(44,731)
Total	1,252,302	171,490	136,988	(95,766)	(105,865)	1,359,149

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	September 30, 2022	December 31, 2021
Customer claims (i)	197,579	173,875
Supplier claims (ii)	1,146,509	1,521,935
Other civil claims (iii)	907,559	852,735
Tax claims (iv)	1,818,566	1,548,781
Labor claims (v)	2,179,834	1,095,841
Environmental claims (vi)	3,547,141	3,201,716
Total	9,797,188	8,394,883

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

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Notes to the Interim Financial Information

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

(d)	Guarantee insurance

As of May 24, 2022, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of September 30, 2022, R$ 487.9 million was available for use.

20	Labor liabilities and pension plan obligations

	September 30, 2022	December 31, 2021
Salaries and payroll charges	40,013	58,591
Provision for vacation	267,218	226,127
Provision for Christmas bonus	89,510	-
Healthcare plan (i)	49,673	45,915
Provision for profit sharing (ii)	72,473	88,376
Consent Decree (TAC)	6,467	5,723
Knowledge Retention Program (PRC)	1,497	1,884
Total	526,851	426,616

Healthcare	plan

Benefits are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the third quarter of 2022, the Company contributed 8.8%, on average, of gross payroll, totaling R$ 68,982 (10.2% in the third quarter of 2021, totaling R$ 71,601).

Provision	for profit sharing

The profit-sharing program was implemented according to an agreement with the labor union. Payment corresponds to up to one month’s salary for each employee, depending on the performance of goals reached from January to December, and should be paid in the subsequent year.

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Notes to the Interim Financial Information

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan - Liabilities

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2021	(129,600)	(2,192,062)	(2,321,662)
Expenses recognized in 2022	(8,779)	(132,714)	(141,493)
Payments made in 2022	29,387	140,497	169,884
Pension plan liabilities as of September 30, 2022	(108,992)	(2,184,279)	(2,293,271)

	G1 Plan	G0 Plan	Total
Pension plan liabilities as of December 31, 2020	(319,053)	(2,549,541)	(2,868,594)
Expenses recognized in 2021	(17,435)	(118,661)	(136,096)
Payments made in 2021	26,623	127,276	153,899
Pension plan liabilities as of September 30, 2021	(309,865)	(2,540,926)	(2,850,791)

(i)	G1 Plan

Managed by SABESPREV, the financed defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Administered by SABESPREV, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(iv)	VIVEST

Administered by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

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Notes to the Interim Financial Information

(v)	Reconciliation of expenditures with pension plan obligations

	July to September 2022	January to September 2022	July to September 2021	January to September 2021

G1 Plan (i)	2,922	8,779	5,812	17,435
G0 Plan (ii)	44,238	132,714	39,554	118,661
Sabesprev Mais Plan (iii)	6,686	18,993	5,722	16,612
VIVEST Plan (iv)	85	216	44	102
Subtotal	53,931	160,702	51,132	152,810
Capitalized	(878)	(2,472)	(1,092)	(3,150)
Reimbursement of additional retirement and pension benefits paid (G0)	(24,014)	(68,416)	(22,001)	(66,028)
Other	1,333	3,916	1,256	3,728
Pension plan obligations (Note 27)	30,372	93,730	29,295	87,360

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The balances as of September 30, 2022, and December 31, 2021, were R$ 587,189 and R$ 469,027, respectively.

23	Equity

(a)	Share capital

As of September 30, 2022, and December 31, 2021, the authorized, subscribed, and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	September 30, 2022		December 31, 2021
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	250,217,972	36.6	234,965,971	34.4
Abroad(2)	89,785,233	13.1	105,037,234	15.3

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of September 30, 2022, the common shares traded in Brazil were held by 38,223 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs. Each ADR corresponds to 1 share.

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Notes to the Interim Financial Information
(b)	Interest on capital

The Annual Shareholders’ Meeting of April 28, 2022, approved the distribution of dividends as interest on capital totaling R$ 547,645, corresponding to a minimum mandatory dividend of R$ 96,700 as additional dividends, totaling R$ 644,345, paid on June 27, 2022.

24	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	July to September 2022	January to September 2022	July to September 2021	January to September 2021

Profit attributable to the Company’s owners	1,081,060	2,479,057	468,531	1,738,441
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1.58163	3.62695	0.68548	2.54341

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Notes to the Interim Financial Information

25	Business segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	July to September 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,012,389	1,350,255	6,362,644
Gross sales deductions	(374,905)	-	(374,905)
Net operating revenue	4,637,484	1,350,255	5,987,739
Costs, selling, general, and administrative expenses	(3,151,290)	(1,319,898)	(4,471,188)
Income from operations before other operating expenses, net and equity accounting	1,486,194	30,357	1,516,551
Other operating income (expenses), net			(2,787)
Equity accounting			5,941
Financial result, net			118,508
Earnings before income tax and social contribution			1,638,213
Depreciation and amortization	(613,711)	-	(613,711)

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Notes to the Interim Financial Information

	January to September 2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	13,762,081	3,393,182	17,155,263
Gross sales deductions	(1,031,734)	-	(1,031,734)
Net operating revenue	12,730,347	3,393,182	16,123,529
Costs, selling, general, and administrative expenses	(9,258,316)	(3,316,893)	(12,575,209)
Income from operations before other operating expenses, net and equity accounting	3,472,031	76,289	3,548,320
Other operating income (expenses), net			2,129
Equity accounting			17,448
Financial result, net			134,257
Earnings before income tax and social contribution			3,702,154
Depreciation and amortization	(1,801,622)	-	(1,801,622)

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Notes to the Interim Financial Information

	July to September 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	4,284,925	1,186,131	5,471,056
Gross sales deductions	(317,139)	-	(317,139)
Net operating revenue	3,967,786	1,186,131	5,153,917
Costs, selling, general, and administrative expenses	(2,774,033)	(1,159,463)	(3,933,496)
Income from operations before other operating expenses, net and equity accounting	1,193,753	26,668	1,220,421
Other operating income (expenses), net			2,686
Equity accounting			3,994
Financial result, net			(520,624)
Earnings before income tax and social contribution			706,477
Depreciation and amortization	(564,914)	-	(564,914)

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Notes to the Interim Financial Information

	January to September 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	12,103,359	3,232,339	15,335,698
Gross sales deductions	(908,445)	-	(908,445)
Net operating revenue	11,194,914	3,232,339	14,427,253
Costs, selling, general, and administrative expenses	(8,064,955)	(3,159,667)	(11,224,622)
Income from operations before other operating expenses, net and equity accounting	3,129,959	72,672	3,202,631
Other operating income (expenses), net			12,464
Equity accounting			16,209
Financial result, net			(626,181)
Earnings before income tax and social contribution			2,605,123
Depreciation and amortization	(1,660,020)	-	(1,660,020)

(i)	See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 14 (e) for further information.

26	Operating revenue

(a)	Revenue from sanitation services:

	July to September 2022	January to September 2022	July to September 2021	January to September 2021

Metropolitan Region of São Paulo	3,601,598	9,876,342	3,050,344	8,619,977
Regional Systems	1,410,791	3,885,739	1,234,581	3,483,382
Total	5,012,389	13,762,081	4,284,925	12,103,359

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Notes to the Interim Financial Information

(b)	Reconciliation from gross operating revenue to net operating revenue:

	July to September 2022	January to September 2022	July to September 2021	January to September 2021

Revenue from sanitation services (i)	5,012,389	13,762,081	4,284,925	12,103,359
Construction revenue	1,350,255	3,393,182	1,186,131	3,232,339
Sales tax	(356,454)	(976,380)	(302,812)	(857,600)
Regulation, Control and Oversight Fee (TRCF)	(18,451)	(55,354)	(14,327)	(50,845)
Net revenue	5,987,739	16,123,529	5,153,917	14,427,253

(i) Includes R$ 24,042 and R$ 67,576 referring to the TRCF charged from customers from July to September and from January to September 2022 (R$ 21,825 and R$ 60,682 from July to September and from January to September 2021), respectively, referring to the municipalities regulated by ARSESP.

27	Operating costs and expenses

	July to September 2022	January to September 2022	July to September 2021	January to September 2021
Operating costs
Salaries, payroll charges, and benefits	(583,682)	(1,684,376)	(519,099)	(1,510,459)
Pension plan obligations	(7,598)	(22,144)	(9,162)	(27,094)
Construction costs (Note 25)	(1,319,898)	(3,316,893)	(1,159,463)	(3,159,667)
General supplies	(93,015)	(255,430)	(75,650)	(207,362)
Treatment supplies	(149,871)	(439,670)	(82,110)	(263,366)
Outsourced services	(460,105)	(1,257,805)	(380,598)	(1,089,245)
Electricity	(358,734)	(1,145,179)	(374,363)	(1,072,350)
General expenses	(230,122)	(634,781)	(201,828)	(573,382)
Depreciation and amortization	(564,568)	(1,659,603)	(522,527)	(1,533,345)
	(3,767,593)	(10,415,881)	(3,324,800)	(9,436,270)

Selling expenses
Salaries, payroll charges, and benefits	(78,757)	(227,130)	(68,032)	(197,107)
Pension plan obligations	(1,023)	(2,992)	(1,187)	(3,548)
General supplies	(1,989)	(5,268)	(1,813)	(5,231)
Outsourced services	(110,593)	(301,309)	(83,972)	(251,495)
Electricity	(155)	(840)	(294)	(970)
General expenses	(24,768)	(76,456)	(25,368)	(83,692)
Depreciation and amortization	(16,769)	(50,171)	(16,616)	(49,694)
	(234,054)	(664,166)	(197,282)	(591,737)

Bad debt expense, net of recoveries (Note 9 (c))	(135,822)	(566,448)	(118,559)	(383,711)

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Notes to the Interim Financial Information

Administrative expenses
Salaries, payroll charges, and benefits	(71,747)	(203,486)	(64,765)	(186,076)
Pension plan obligations	(21,751)	(68,594)	(18,946)	(56,718)
General supplies	(12,807)	(28,508)	(1,831)	(12,997)
Outsourced services	(64,645)	(187,674)	(57,428)	(165,351)
Electricity	(460)	(1,365)	(327)	(1,229)
General expenses	(106,611)	(286,064)	(100,249)	(254,999)
Depreciation and amortization	(32,374)	(91,848)	(25,771)	(76,981)
Tax expenses	(23,324)	(61,175)	(23,538)	(58,553)
	(333,719)	(928,714)	(292,855)	(812,904)

Operating costs and expenses
Salaries, payroll charges, and benefits	(734,186)	(2,114,992)	(651,896)	(1,893,642)
Pension plan obligations (Note 21 (v))	(30,372)	(93,730)	(29,295)	(87,360)
Construction costs (Note 25)	(1,319,898)	(3,316,893)	(1,159,463)	(3,159,667)
General supplies	(107,811)	(289,206)	(79,294)	(225,590)
Treatment supplies	(149,871)	(439,670)	(82,110)	(263,366)
Outsourced services	(635,343)	(1,746,788)	(521,998)	(1,506,091)
Electricity	(359,349)	(1,147,384)	(374,984)	(1,074,549)
General expenses	(361,501)	(997,301)	(327,445)	(912,073)
Depreciation and amortization	(613,711)	(1,801,622)	(564,914)	(1,660,020)
Tax expenses	(23,324)	(61,175)	(23,538)	(58,553)
Bad debt expense, net of recoveries (Note 9 (c))	(135,822)	(566,448)	(118,559)	(383,711)
	(4,471,188)	(12,575,209)	(3,933,496)	(11,224,622)

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Notes to the Interim Financial Information

28	Financial income (expenses)

	July to September 2022	January to September 2022	July to September 2021	January to September 2021
Financial expenses
Interest and charges on borrowings and financing – local currency	(271,251)	(676,593)	(167,368)	(378,707)
Interest and charges on borrowings and financing – foreign currency	(14,625)	(32,959)	(12,518)	(35,334)
Other financial expenses	(89,156)	(253,105)	(81,801)	(235,345)
Monetary variation on borrowings and financing	14,689	(147,365)	(52,030)	(147,412)
Other monetary variations	(40,596)	(139,751)	(44,829)	(127,615)
Interest and monetary variations on provisions	(3,854)	(97,764)	(47,609)	(97,045)
Total financial expenses	(404,793)	(1,347,537)	(406,155)	(1,021,458)

Financial income
Inflation adjustment gains	350,124	476,989	60,078	148,731
Income on financial investments	115,359	296,360	50,061	97,919
Interest income	61,452	203,056	34,433	113,315
Cofins and Pasep	(30,746)	(51,648)	(7,052)	(17,070)
Other	-	14	-	41
Total financial income	496,189	924,771	137,520	342,936

Financial income (expenses), net of exchange variation	91,396	(422,766)	(268,635)	(678,522)

Exchange variation
Exchange variation on borrowings and financing	27,258	556,474	(252,672)	52,071
Exchange variation on assets	(147)	443	697	290
Other	1	106	(14)	(20)
Exchange variations, net	27,112	557,023	(251,989)	52,341

Financial income (expenses), net	118,508	134,257	(520,624)	(626,181)

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Notes to the Interim Financial Information

29	Other operating income (expenses), net

	July to September 2022	January to September 2022	July to September 2021	January to September 2021

Other operating income, net	22,115	45,985	19,717	39,467
Other operating expenses	(24,902)	(43,856)	(17,031)	(27,003)

Other operating income (expenses), net	(2,787)	2,129	2,686	12,464

Other operating income usually records the sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of September 30, 2022 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,027,976	1,840,417	258,860	732,921	3,860,174
Contractual obligations - Investments	2,454,828	3,651,844	1,489,865	172,782	7,769,319
Total	3,482,804	5,492,261	1,748,725	905,703	11,629,493

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Notes to the Interim Financial Information

31	Supplemental cash flow information

	January to September 2022	January to September 2021

Total additions to contract assets (Note 13)	3,559,587	3,466,866
Total additions to intangible assets (Note 14 (b))	51,136	145,552

Items not affecting cash (see breakdown below)	(1,103,092)	(1,135,191)

Total additions to intangible and contract assets according to the statement of cash flows	2,507,631	2,477,227

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	458,786	183,241
Contractors payable	276,409	235,789
Performance agreements	249,661	519,784
Right of use	41,947	123,705
Construction margin (Note 13 (b))	76,289	72,672
Total	1,103,092	1,135,191

32	Events after the reporting period

•	Acquisition of 20% of Foxx URE-BA Ambiental S/A

As of November 8, 2022, the Company executed a contract to acquire a stake of 20% in Foxx URE-BA Ambiental S/A, a Special Purpose Entity (“SPE”), which is a subsidiary of Orizon Valorização de Resíduos S.A., for R$ 40 million, to transform urban solid waste into electricity. This transaction is subject to approval by the Administrative Council of Economic Defense (Cade).

•	Creation of the Special Purpose Entity Infranext Soluções em Pavimentação S.A.

Creation of the Special Purpose Entity (“SPE”) Infranext Soluções em Pavimentação S.A. on October 28, 2022, in which it will held an interest of 45%. The purpose of this SPE is to implement a plant for the production and sale of cold asphalt, with a total expected investment of R$ 40 million in 2023, which will allow SABESP to use the material in its asphalt recovery services.

•	Creation of the Special Purpose Entity Cantareira SP Energia S.A.

Creation of the Special Purpose Entity (“SPE”) Cantareira SP Energia S.A. on October 31, 2022, in which it holds an interest of 49%. The SPE will produce and sell electricity and will implement four floating photovoltaic energy generating plants in SABESP’s reservoirs, the first of which in the Jaguari reservoir, which is part of the Cantareira System, with a capacity of 5MW and expected start-up in 2023.

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Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

Projections are monitored every year and disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.       CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS, AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of 09/30/2022
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	100	0%	100	0%
Executive Board	-	-		-

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders	-	-	-	-

Total	343,506,770	50.3%	343,506,770	50.3%

Outstanding Shares	340,003,099	49.7%	340,003,099	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGEMENT, AND OUTSTANDING SHARES Position as of September 30, 2021
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,506,664	50.3%	343,506,664	50.3%
Companhia Paulista de Parcerias - CPP	6	0%	6	0%
Management
Board of Directors	-	-	-	-
Executive Board	200	0.0%	200	0.0%

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders	-	-	-	-

Total	343,506,870	50.3%	343,506,870	50.3%

Outstanding Shares	340,002,999	49.7%	340,002,999	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 09/30/2022 (Number of shares)
	Common Shares		Total
Shareholder	Number of Shares	%	Number of Shares	%
Treasury Department	343,506,664	50.3	343,506,664	50.3

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Reports and Statements / Unqualified Reports on Special Review

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Report on Review of Interim Financial Information

To the Shareholders, Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended September 30, 2022, which comprises the Statement of financial position as of September 30, 2022 and the related income statement and statement of comprehensive income for the three and nine months then ended and the statements of changes in equity and cash flows for the nine months then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement NBC TG - 21- Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG – 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of value added

The quarterly information referred to above includes statements of value added for the period of nine months ended September 30, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, November 10, 2022

Élica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended September 30, 2022.

São Paulo, November 10, 2022.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

Chief Economic, Finance, and Investor Relations Officer, cumulatively responding for the Corporate Management Board

Alceu Segamarchi Junior

Technology, Project, and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Antonio Carlos Teixeira

Regional Systems Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Quarterly Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended September 30, 2022.

São Paulo, November 10, 2022.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

Chief Economic, Finance, and Investor Relations Officer, cumulatively responding for the Corporate Management Board

Alceu Segamarchi Junior

Technology, Project, and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Antonio Carlos Teixeira

Regional Systems Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 28, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.